SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 February 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Final Results dated 20 February 2024

Exhibit No: 99.1

InterContinental Hotels Group PLC
Full Year Results to 31 December 2023

20 February 2024

	2023	20221	% change	Underlying2% change
REPORTABLE SEGMENTS2:
Revenue2	$2,164m	$1,843m	+17%	+19%
Revenue from fee business2	$1,672m	$1,434m	+17%	+17%
Operating profit2	$1,019m	$828m	+23%	+25%
Fee margin2	59.3%	55.9%	+3.4%pts
Adjusted EPS2	375.7¢	282.3¢	+33%
GROUP RESULTS:
Total revenue	$4,624m	$3,892m	+19%
Operating profit	$1,066m	$628m	+70%
Basic EPS	443.8¢	207.2¢	+114%
Total dividend per share	152.3¢	138.4¢	+10%
Net debt2	$2,272m	$1,851m	+23%
1.  Re-presented for the adoption of IFRS 17 'Insurance Contracts' (see note 1 to the Financial Statements).
2.  Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Trading and revenue
●           Strong trading: global RevPAR2 up +16.1% YoY (Q4 +7.6%); global RevPAR up +10.9% vs 2019 (Q4 +12.7%)
●           Americas FY RevPAR up +7.0% YoY (Q4 +1.5%), EMEAA +23.7% (Q4 +7.0%) and Greater China +71.7% (Q4 +72.0%), reflecting the differing levels of travel restrictions that were still in place in 2022
●           Average daily rate up +5% vs 2022, +13% vs 2019; occupancy up +6%pts vs 2022, just (1)%pt lower vs 2019
●           Total gross revenue2 of $31.6bn, +23% vs 2022, +13% vs 2019
System size and pipeline
●           Gross system growth +5.3%; net system size growth of +3.8%
●           Opened 47.9k rooms (275 hotels), +16% YoY (ex. Iberostar); global estate 946k rooms (6,363 hotels)
●           Signed 79.2k rooms (556 hotels), +26% YoY (ex. Iberostar); global pipeline 297k rooms (2,016 hotels), +5.5% YoY
●           Q4 opened 19.2k rooms (117 hotels) and signed 28.3k rooms (194 hotels), one of the highest quarters on record
Margin and profit
●           Fee margin2 of 59.3%, up +3.4%pts driven by trading recovery in EMEAA and Greater China
●           Operating profit from reportable segments2 of $1,019m, up +23%; this included $13m adverse currency impact
●           Reported operating profit of $1,066m, including a profit of $19m from System Fund and reimbursables (2022: loss of $105m) and a $28m exceptional profit (2022: $95m net exceptional charges)
Cash flow and net debt
●           Net cash from operating activities of $893m (2022: $646m), with adjusted free cash flow2 of $819m (2022: $565m), the latter representing 129% conversion of adjusted earnings2 (2022: 111%)
●           Net debt increase of $421m reflects the strong adjusted free cash flow, $1.0bn of shareholder returns and a $105m net foreign exchange adverse impact
●           Adjusted EBITDA2 of $1,086m, +21% vs 2022; net debt:adjusted EBITDA ratio of 2.1x
Shareholder returns
●           Completion of 2023's $750m share buyback programme, and payment of $245m in ordinary dividends
●           Final dividend of 104.0¢ proposed, +10% vs 2022, resulting in a total dividend for the year of 152.3¢
●           New $800m buyback programme launched, which together with ordinary dividends is expected to return over $1bn to shareholders in 2024
Clear framework to drive future value creation over the medium to long term
●           High single digit percentage growth in fee revenue, though combination of RevPAR and system size growth, together with 100-150bps fee margin expansion, annually on average over the medium to long term
●           100% conversion of adjusted earnings into adjusted free cash flow, supporting investment in the business to optimise growth, sustainably growing the ordinary dividend and returning surplus capital
●           12-15% adjusted EPS compound annual growth rate, including the assumption of ongoing share buybacks

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:
"I was honoured to take over as IHG's group CEO in July and would like to thank our teams for delivering an excellent set of results. Travel demand was strong across all markets, with RevPAR up 16% on last year and 11% ahead of the 2019 pre-pandemic peak. Combined with the power of our enterprise and efficient operating model, profit from reportable segments grew 23% and exceeded one billion dollars for the first time, and adjusted EPS grew 33%. Today we are announcing a further $800m share buyback programme, which together with ordinary dividends is expected to return over $1bn to shareholders in 2024.

Alongside strong trading and financial performances, we continued to grow our portfolio and the global footprint of our brands. We opened 275 hotels in 2023 and signed more than double that amount - 556 hotels - into our pipeline. Adjusting for the effect of the Iberostar hotels joining IHG's system, openings for the fourth quarter grew by 27% year-on-year and signings were up by 50%, representing one of our biggest ever quarters for development activity.

As we look ahead, our evolved strategic priorities and clear plans will further reinforce IHG Hotels & Resorts as the hotel company of choice for guests and owners. The travel industry has attractive, long-term drivers of demand, and the strength of our brand portfolio and enterprise platform will continue to boost our RevPAR and system size growth. Combined with our scale and cost base efficiencies, this will further expand fee margin. IHG's strong cash generation supports investment in growth initiatives, sustainably increasing our ordinary dividend and the regular return of surplus capital such as through buybacks. We look forward to an important next chapter of growth for IHG that creates long-term sustainable value for our shareholders and benefits our employees, hotel owners and communities."

For further information, please contact:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                       Joe Simpson (+44 (0)7976 862 072)

Media Relations:                 Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Presentations for analysts and institutional shareholders:
Covering IHG's 2023 results, a pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will be available from 7:00am (London time) today, 20 February 2024, and can be accessed at www.ihgplc.com/en/investors/results-and-presentations.

Covering IHG's update on strategic priorities, a live webcast, together with a Q&A session, will be hosted later today at 1:30pm (London time). Elie Maalouf and Michael Glover will present along with other senior management colleagues, and the event can be accessed directly on https://limecrane.com/reg/ihg/ir/ or via www.ihgplc.com/en/investors/results-and-presentations. The content of this full year results announcement contains all material background information to IHG's update on strategic priorities, with no further announcement to be released.

Analysts and institutional investors wishing to ask questions should use the following dial-in details for a Q&A facility:

UK toll-free: 0800 048 7798. US toll-free: 800 579 2543. Other international: (+1) 785 424 1789. Conference ID: IHG.

An archived replay of the update on strategic priorities is expected to be available within 24 hours and will remain available, accessed at www.ihgplc.com/en/investors/results-and-presentations.

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 20 February 2024. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,300 open hotels in more than 100 countries, and a development pipeline of over 2,000 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Summary of system size and pipeline progress in 2023

Openings and signings progress in 2023 reflects IHG's strong portfolio of brands and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:

●         Global system of 946k rooms (6,363 hotels) at 31 December 2023, weighted 66% across midscale segments and 34% across upscale and luxury
●         Gross growth +5.3%, with 47.9k rooms (275 hotels) opened which represents an increase of +16% on the prior year when adjusting to exclude Iberostar hotels added to IHG's system; on the same basis, Q4 was a +27% increase on the prior year with 19.2k rooms (117 hotels) opened
●         Removal of 13.3k rooms (76 hotels), a removal rate of -1.5%, in line with the historical underlying average rate
●         Net system size growth +3.8%, or +3.2% excluding Iberostar openings in 2023
●         Signed 79.2k rooms (556 hotels), +26% more than prior year when excluding Iberostar; on the same basis, Q4 was a +50% increase on the prior year with 28.3k rooms (194 hotels) signed
●         Signings mix drives pipeline to be weighted 52% across midscale segments and 48% across upscale and luxury, which over the coming years will drive a more balanced system mix and fee stream
●         Conversions growing strongly, representing 39% of openings and 36% of signings (excluding Iberostar for both); conversion signings rose to 191 hotels in 2023 (2022: 96) and new-build signings rose to 359 (2022: 323)
●         Global pipeline of 297k rooms (2,016 hotels), representing 31% of current system size and growth of +5.5%
●         More than 40% of the global pipeline is under construction, broadly in line with prior years

System and pipeline summary of movements in 2023 and total closing position (rooms):

	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	47,919	(13,343)	34,576	946,203	+3.8%	79,220	296,954
Americas	10,405	(6,307)	4,098	519,594	+0.8%	28,297	109,164
EMEAA	21,174	(3,571)	17,603	247,267	+7.7%	24,787	82,226
Greater China	16,340	(3,465)	12,875	179,342	+7.7%	26,136	105,564

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Update on strategic priorities

To further strengthen our ability to drive future growth, in 2023 we evolved key elements of our strategy, including our ambition, strategic pillars and growth behaviours.

These changes build on the investments we have made in recent years, where we have expanded our portfolio from 11 to 19 brands and significantly strengthened our enterprise. This includes the relaunched IHG One Rewards loyalty programme, refreshed masterbrand, new partnerships and an enhanced web and mobile offer, as well as embarking on our Journey to Tomorrow to invest in our people, deliver more sustainable hotels and bring positive change in our communities.

Our purpose of True Hospitality for Good remains at the heart of our brands and culture and is therefore unchanged, but our ambition as an organisation has been simplified to focus on what is central to accelerating growth: being the hotel company of choice for guests and owners. We have evolved the four pillars to execute against our strategy:

●           Relentless Focus on Growth, instils a targeted approach to expanding our brands in high-value and growth markets;
●           Brands Guests and Owners Love, shows our explicit intention to deliver for both groups, every time;
●           Leading Commercial Engine, recognises the importance of investing in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams; and
●           Care for our People, Communities and Planet, which remains in step with our 2030 Journey to Tomorrow targets.

Together, our strategic pillars have been designed to push the limits of what we've built, driving us further and faster towards realising our potential in a sustainable and responsible way. Over the long term, with disciplined execution, our strategy creates value for all our stakeholders and delivers growth in cash flows and profits, which can be reinvested in our business and returned to shareholders, and reflects how IHG delivers on our growth algorithm and investment case.

Strategic and operational highlights for 2023

Relentless focus on growth

●         New midscale conversion brand launched. Our new Garner brand became franchise-ready in the US in September 2023, and rapidly achieved its first seven signings and two openings by the end of the year. We have also quickly expanded the brand to other markets, where it is ready for development in Mexico from February 2024 and with initial agreements already reached for conversions expected this year in Japan. IHG expects the growth potential of Garner to reach more than 500 hotels over the next 10 years and 1,000 hotels over the next 20 years.
●         Other newer brands progressing well. The seven other brands launched or acquired over more recent years (Regent, Six Senses, Kimpton, Vignette Collection, voco, avid and Atwell Suites) are now 5% of the system size but 16% of the pipeline. There were 141 hotels signed across these seven brands in 2023, compared to 78 in the prior year. We continue to evaluate where through the introduction of our existing brands to new markets and the addition of new brands to our portfolio we could accelerate IHG's growth.
●         Our established brands continue to grow. Each of InterContinental, Hotel Indigo, Hualuxe, Crowne Plaza, EVEN, Holiday Inn, Holiday Inn Express, Staybridge Suites and Candlewood Suites have pipelines representing at least 20% of current system size. Our commitment to continuous investment to keep all our brands modern and relevant was reflected in the year with initiatives such as the launch of our global brand evolution for InterContinental Hotels & Resorts, new marketing campaigns and innovative format developments. For example, these include changes to the build types for EVEN that significantly lower the cost per key, and more flexible formats for our suites brands.
●         Conversions reaching record levels. Hotel signings in 2023 included nearly 200 in total that were conversions to IHG brands, double the number in 2022, and there were more than 100 conversion properties opened in the year. Together, conversions therefore represented 37% of combined signings and openings activity in 2023.
●         Luxury & Lifestyle growing particularly fast. The six IHG brands in this higher fee per key segment have grown to represent 14% of IHG's system size (509 properties, 129k rooms) and 22% of our pipeline (357 properties, 65k rooms) which is around twice the size from five years earlier. Luxury & Lifestyle accounted for 23% of signings in the year, and signings grew by 33% year-on-year. One in two Luxury & Lifestyle development deals now include a branded residences component, which will further accelerate system growth and fee income.
●         Further international expansion. We are already present in over 100 countries and capitalising on that in 2023 there were 31 hotel openings that represented a debut in a new country for a particular IHG brand. We are also expanding our presence in some of the most rapidly growing markets such as India with 46 open and 49 pipeline hotels, Saudi Arabia with 43 open and 39 pipeline hotels, and Greater China which recently celebrated the achievement of exceeding 700 open hotels and with 500 more in the pipeline. In the Americas region, having strengthened our development capacity that serves Canada, Mexico, Latin America and the Caribbean, there were 51 hotel signings across these markets which represented 20% of the overall signings for the Americas region and which was more than double the 21 signings in these markets in the prior year (excluding Iberostar).
●         Capturing demand across stay occasions. Reflecting the different stages of recovery post-pandemic, by the fourth quarter of 2023 our global revenue performance was ahead of 2019 levels for all three types of stay occasions. For the full year of 2023, Leisure revenue was ahead of 2019 by +33% (+13% room nights, +17% rate); Business was ahead by +3% (-2% room nights, +5% rate) and although Groups was still -5% lower (-7% room nights, +3% rate) it turned positive for the final quarter and Groups revenue on-the-books was +17% higher year-on-year. Supporting the outlook for further RevPAR progress, total global revenue on-the-books at 1 January 2024 was +16% higher than at the same point a year earlier.

Brands guests and owners love

●         Driving overall guest satisfaction. Global 'Guest Love' scores trended up further in 2023, and Guest Satisfaction Index (GSI), which measures our outperformance against peers, continued to maintain a four-year high. Our support to strengthen the quality and consistency of every stage and element of the guest experience is paramount to succeeding in preferred customer choice and strong owner returns.
●         Brand resonance campaigns. Our masterbrand strategy is putting IHG Hotels & Resorts in more places more often, which is lifting awareness and brand favourability measures. The 'Guest How You Guest' global marketing campaign extended its reach across markets, channels and events to increase IHG's appeal with key demographics. We supported this with targeted regional promotions and individual brand marketing campaigns, including new global campaigns for Holiday Inn Express, InterContinental and our largest ever for Hotel Indigo.
●         Further updates to brands. These included rolling out programmes for a vibrant new service culture for InterContinental to drive its performance and growth, an upgraded breakfast service for Holiday Inn in the US and Canada with streamlined labour costs, and also an improved breakfast offering and fresh design for Holiday Inn Express in Greater China to further accelerate its growth in the region.

●         Constant pursuit of owner cost savings across design & build, operate and renovate. Latest format evolutions in 2023 such as avid/Candlewood Suites dual branding have reduced cost per key by a further 7-9%. In-room design standardisation for Holiday Inn and Holiday Inn Express in Greater China is achieving savings of 13-18%. Our F&B purchasing programmes cover over 4,000 hotels with a further 323 joining in 2023, and have driven savings of up to 15%. Our Group Purchasing Organization agreements now cover over 100,000 items, and broader Hotel Purchasing Services are in place in 6 markets. These provide end-to-end support to speed up openings and renovations, and achieve savings of up to 30% across various goods and services categories and continue to expand into new areas such as freight and logistics.
Leading commercial engine

●     Growing the enterprise contribution delivered for owners. The percentage of room revenue booked through IHG-managed channels and sources has reached almost 80%, up from 72% three years earlier. It is a key indicator of value-add, the success of our commercial engine across technology platforms, and of our sales and distribution channels. Providing our hotel owners higher-value revenue at a lower cost of acquisition is of paramount importance to the attractiveness and proven success of our enterprise system.
●    Loyalty participation going from strength to strength. IHG One Rewards has grown to over 130 million members. Following its transformation midway through the prior year, 2023 was a record year for enrolments, up 50% YoY and up 24% on 2019 levels. Reward Nights were also up by around 20% YoY and 40% on 2019 levels, demonstrating strong member engagement and driving increased returns for owners particularly through Reward Night dynamic pricing which helps increase demand in lower occupancy periods. Loyalty penetration has increased with members now responsible for over 55% of room nights globally in 2023. Loyalty members spend approximately 20% more in hotels than non-members, and are around ten times more likely to book direct. IHG One Rewards received seven Freddie Awards in 2023, the most prestigious member-generated awards in the travel loyalty industry, reflecting an exceptional year of further progress.
●     Co-brand credit cards driving further loyalty contribution and revenue. Following the update of US card products alongside the relaunch of the loyalty programme, new account activations have continued to increase very strongly and in 2023 were up 60%+ year-on-year and 80%+ on 2019 levels. We have also achieved continued double-digit percentage growth in average card spend, both on a year-on-year basis and versus 2019.
●     Digital channels leading the way. By the end of 2023, we had redesigned and relaunched brand websites covering 92% of open hotels. The IHG mobile app and other mobile channels now account for 58% of all digital bookings, and the rapid growth across IHG's direct digital booking channels means these are now generating 25% of total room revenue across the whole enterprise system. The app saw the number of downloads increase 60% YoY and revenue increase 38%. In Greater China, updates to the IHG WeChat channel contributed to an 8% increase in conversion rates year-on-year and the channel generated nearly twice as much revenue.
●     IHG's Guest Reservation System (GRS) maximising choice and value. The up-sell of unique room attributes such as room size and views was made available in over 6,000 hotels during the year. Guests that select an up-sell in our digital booking channels drive an average nightly room revenue increase of $18 across our Essentials and Suites brands and $40 for Luxury & Lifestyle. Our GRS capabilities also enable more effective cross-sell of guest-stay extras such as F&B credits, lounge access, additional in-room welcome amenities and parking, as part of the redesigned booking flow. For hotels that have this live, conversion rates are around 2% of eligible guests, with incremental revenue per booking averaging $31 for Essentials and Suites brands and $90 for Luxury & Lifestyle.
●     New Revenue Management System (RMS) to drive further improvements in owner returns. Continuing our focus on providing best-in-class platforms, IHG's RMS employs a new cloud-based platform that incorporates leading data science and forecasting tools to deliver advanced insights and recommendations to owners as part of our enhanced revenue management services. Already in pilot, the rollout is targeting approximately 4,000 hotels in 2024 and the balance of hotels in 2025. In a further important platform development, work will also begin this year on our next-generation Property Management System (PMS) to create even greater value for owners, where a single cloud-based view across properties will enable the deployment of fast, efficient enhancements.
●     Further technology enhancements leveraging IHG's scale and skills for both guests and owners. Artificial intelligence (AI) is providing a more intuitive guest experience for our Digital Concierge 'chatbot' service. With the growth in AI capabilities and IHG's scale investment, we have already increased end-to-end AI-led customer self-service by 53% in 2023 compared to a year earlier, with the potential for this to continue growing which will drive additional cost efficiency and effectiveness for our owners, as well as further increases in guest satisfaction.
●     Leveraging our commercial engine through partnerships. As we continue to integrate the Iberostar Beachfront Resorts brand and properties into our systems, this is strengthening our all-inclusive resort offer, as well as leveraging the scale of the loyalty programme and IHG's leading technology platforms and distribution channel management. In 2023, we achieved the important milestones of Iberostar properties becoming fully bookable on IHG direct channels, and IHG One Rewards loyalty points being both earned and redeemable at these properties. The integration progress and its benefits are also laying the foundations for future exclusive partnerships demonstrating the value of IHG's commercial engine.

Care for our people, communities and planet

We champion a diverse culture where everyone can thrive. In 2023 we launched IHG University, a new gateway to build skills, advance career development and champion best practice, and which has already received multiple digital learning awards. Globally, 35% of our leaders working at VP level and above are female, and we were delighted that Forbes recognised IHG as one of the world's top companies for women and are proud to be officially certified in the US as a Great Place to Work for parents, as well as featuring in the 100 Best Places to Work for Women. 22% of our leaders are racially/ethnically diverse and represent 16 nationalities, and IHG has been rated 2nd out of 850 companies on the Financial Times Europe's Diversity Leaders 2024. Our employee resource groups (ERGs) have grown significantly and now have more than 4,000 members and allies across 29 chapters that promote different workplace diversities. Reflecting our continued progress, overall employee engagement in our 2023 survey stood at 87%, a +1% improvement on the prior year, which once again saw IHG accredited as a Kincentric Global Best Employer, and from the Inclusion Index measures, nine out of 10 employees consider IHG to have an inclusive culture.

●      Improving the lives of 30 million people in our communities around the world. This goal is part of our 10-year responsible business plan, and we focus on making a positive impact through three areas: skills training, disaster relief and tackling food poverty. In 2023, through IHG Academy, more than 30,000 participants all around the world gained valuable employment and life skills, as the programme rapidly grows to give young people the benefit of work experience, internships, apprenticeships and free online learning. IHG supported 15 relief efforts in 2023, working with a range of humanitarian aid partners around the world to assist in their critical relief and recovery efforts. We expanded our work with more local foodshare partnerships, our support of The Global FoodBanking Network covered nearly 50 countries in 2023, and more than 39,000 colleagues volunteered over 121,000 hours to support their local communities.
●     Reducing our energy use and carbon emissions. Our 2030 science-based target is a 46% absolute reduction from the 2019 baseline year in our Scope 1 and 2 Greenhouse Gas (GHG) emissions and material Scope 3 emission sources from our franchised hotels energy consumption and Fuel and Energy Related Activities (FERA). Whilst there was an increase year-on-year in 2023 due to the recovery in occupancy and growth in the size of the estate, we continued to drive energy efficiency with a 3.8% reduction in carbon emissions per occupied room from 2019 and a 1.9% absolute reduction against the baseline. Updates to our brand standards are integrating more Energy Conservation Measures (ECMs) into hotel requirements, such as new lighting controls, occupancy-sensing thermostats and heat pumps. We continued to expand the availability of a renewable energy solution for hotels in a number of states in the US. Throughout the year we also continued to develop a low carbon hotel programme, focused primarily on operational carbon of new build hotels, to support delivery of our carbon and energy goals. We expect to launch this programme in 2024.

Outlook: attractive long-term growth drivers

Hotel industry demand characteristics exhibit both structural growth and resiliency

●      Industry revenue has outpaced global economic growth in 19 out of 24 years between 2000 and 2023, with a CAGR of +4.4% (versus +2.9% CAGR for GDP). Prior to the pandemic, there were 10 consecutive years of industry revenue growth outperforming global economic growth.
●      The industry has previously demonstrated relative resilience during economic downturns, particularly in essential business travel and in chainscales such as upper midscale, which is where IHG has substantial presence. Through the pandemic, a sustained level of essential travel was also shown, followed by a rapid recovery.
●      Whilst geopolitical risks and the economic outlook in some geographies show challenges and uncertainties, current conditions, including employment, consumer savings and business activity levels, remain supportive of industry growth.
●      Research and consumer surveys indicate relative resilience and prioritisation of travel from discretionary spending and the ongoing strength of real disposal income and household savings metrics. Business surveys indicate expectations for increasing corporate travel budgets and a continued return to pre-pandemic levels of travel activity, as well as the potential for greater hotel use to support hybrid and flexible working arrangements.
●     Reflecting the strength of current demand recovery, global hotel room nights consumed are estimated by Oxford Economics to have already returned back above 2019 levels in 2023. They forecast long-term growth at a CAGR of +4.0% through to 2033. The US market alone is expected to increase by a 2.7% CAGR from 2.3 billion to 3.0 billion room nights over this time period, and China to be faster at a +4.2% CAGR.
●     Near-term growth is also expected to capture a number of tailwinds, including: the last stages of a full post-pandemic recovery in a number of countries; further recovery in occupancy levels for business travel and for groups, meetings and events; the full restoration of international flight capacity; and further potential for room rate increases driven by the increase in demand, constrained net new supply in the short term, and any ongoing inflation.

The need for additional hotel supply remains an enduring industry characteristic

●     Global hotel room net new supply growth has been at a CAGR of 2.4% over the 10 years from 2013 to 2023, and was 1.1% in the US, according to STR. STR's recent forecasts for US industry net supply growth are for this to improve from 0.3% in 2023 to 0.8% in 2024, followed by growth of between 1.4% and 1.9% a year through to 2027.
●     In the most recent years, Covid restrictions challenged the ability to complete and open new build hotels. Development activity for the industry also saw an impact from the costs and availability of construction crews and materials, followed by the macro-economic outlook and interest rate increases affecting the availability and cost of real estate financing.
●     Longer-term, and in addition to the industry's RevPAR growth, following the normalisation of financing and construction costs, further new hotel supply will still be needed to satisfy the demands of growing populations and rising middle classes, to drive business and commerce, and to satisfy the inherent desire to travel to physically interact and for new experiences.
●    Global leading hotel brands are expected to continue their long-term trend of taking market share. In periods when developers are adding less new supply, RevPAR growth from existing room inventory is expected to be stronger and leading branded players can also accelerate conversion opportunities to progress their unit growth performance.

Outlook: IHG strongly positioned to drive growth and shareholder value

IHG sees a continuation of its strong track record of driving growth and shareholder value through our:

●         Asset light, fee-based, predominantly franchised model, which has high barriers to entry in an industry that provides long-term structural growth characteristics in both demand (RevPAR) and new supply (system growth). Reflecting IHG's success in capturing growth, ahead of the temporary disruption caused by Covid, in the decade to 2019 IHG delivered:
o  +3.9% average annual growth in RevPAR, and
o  +3.2% average annual growth in net system size.
●         Chainscale and geographic diversification, with exposure to a mix of large, resilient and high growth market segments.
●         Well-invested portfolio that includes market leading brands, and an enterprise platform through which our hotel owners leverage IHG's scale, distribution channels, leading technology and loyalty programme.
●         Existing system of over 6,300 hotels that will grow fee income through long term, sustainable RevPAR expansion.
●         Growing pipeline of over 2,000 further hotels that will deliver multi-year growth in system size.
●         Efficient cost base, with a proven track record of leveraging this to increase margins whilst investing appropriately to support future growth, and benefiting from a model where fee income is largely linked to hotel revenues. Reflecting this, over the decade to 2019 IHG delivered:
o  ~130bps average annual improvement in fee margin, and
o  +11.4% CAGR in Adjusted EPS.
●         Strong cash generation, from which to further invest in our brands and enterprise platform to optimise growth, fund a sustainably growing dividend and return surplus funds to shareholders. Reflecting this, IHG has delivered:
o  >100% conversion of adjusted earnings into adjusted free cash flow,
o  +11.0% CAGR in ordinary dividends through to 2019, and, after resuming dividend payments at the end of 2021, a +10% CAGR thereafter, and
o  5-6% of shares bought back in each of the last two years through surplus capital being returned to shareholders via share buyback programmes.

Building on this track record, in 2023 IHG achieved:
●         RevPAR back ahead of 2019 levels and substantially ahead of 2022, which was a lower base from the residual Covid impact on trading in that year;
●         Net system size growth of +3.8%, which is above the historical long-run average;
●         Underlying fee revenue1 growth of +17.5% and underlying fee operating profit1 of +24.6%;
●         Fee business cost base increased by +8.5%, reflecting around 5% underlying inflation, together with a step-up in cost investment supporting growth initiatives, including Iberostar integration costs and the launch of Garner;
●         Fee margin1 expansion of +340bps year-on-year to 59.3% (for 2019 we reported 54.1% prior to adoption of IFRS17);
●         Operating profit from reportable segments1 growth of +23% and adjusted EPS1 of +33% year-on-year, which at $1,019m and 375.7¢ are up +18% and +24% ahead of 2019, respectively;
●         129% conversion of adjusted earnings into adjusted free cash flow; and
●         The return of $1.0bn to shareholders during the year through ordinary dividend payments and the share buyback programme, equivalent to 10% of IHG's $10.0bn (£8.3bn) market capitalisation at the start of 2023.

Looking ahead, IHG's growth ambitions and drivers for future shareholder value creation include:
●         High-single digit percentage growth in fee revenue annually on average over the medium to long term, driven by the combination of RevPAR growth and net system size growth;
●         100-150bps annual improvement in fee margin on average over the medium to long term from operational leverage;
●         ~100% conversion of adjusted earnings into adjusted free cash flow;
●         Sustainably growing the ordinary dividend;
●         Returning additional capital to shareholders, such as through regular share buyback programmes, further enhancing EPS growth; and
●         The opportunity for compound growth in adjusted EPS of +12-15% annually on average over the medium to long term, driven by the combination of the above and including the assumption of ongoing share buybacks.

IHG's total fee revenue growth is driven by the combination of growth in RevPAR and growth in our net system size. Total fee revenue growth is expected to grow faster than the typical rate of increase in our fee business cost base, and this positive operational leverage drives the potential for 100-150bps annual improvement in fee margin on average over the medium to long term. Additional drivers of this include structural shifts over time such as a growing proportion of franchising and increasing scale efficiencies in markets such as Greater China.

In addition to fee margin progress from operational leverage, IHG is actively developing further opportunities to drive fee margin over the longer term. These will include ongoing cost base efficiency and effectiveness initiatives, and the expansion of ancillary fee streams including driving additional growth from our co-brand credit card offerings.

1.  Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Capital allocation: growing the ordinary dividend and returning surplus capital through buybacks

IHG's asset-light business model is highly cash-generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet.

IHG's perspectives on the uses of cash generated by the business remain unchanged: ensuring we invest in the business to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

IHG typically pays dividends weighted approximately one-third to the interim and two-thirds to the final payment. The total dividend for 2022 was 138.4¢. The interim dividend for 2023 was increased by 10% to 48.3¢. With a proposed final dividend increase of 10% to 104.0¢, the total dividend for 2023 of 152.3¢ will have increased by 10%. The ex-dividend date is Thursday 4 April 2024 and the record date is Friday 5 April 2024. Subject to shareholder approval at the AGM on Friday 3 May 2024, the dividend will be paid on Tuesday 14 May 2024.

In 2022, a $500m share buyback programme reduced the total number of voting rights in the Company by 5.0%. In 2023, a $750m programme returned further surplus capital, repurchasing 10.6 million shares at an average price of £55.88 per share, and reduced the voting rights by a further 6.1%. This programme, together with ordinary dividend payments, returned $1.0bn to shareholders in 2023, equivalent to 10% of IHG's $10.0bn (£8.3bn) market capitalisation at the start of 2023 and 6.1% of IHG's most recent $16.4bn (£13.1bn) market capitalisation at 19 February 2024.

A new share buyback programme will commence immediately, targeted to return $800m over the course of 2024. With the further improvement in profitability and strong cash generation achieved in 2023, IHG's net debt:adjusted EBITDA ratio reduced to 2.1x at 31 December 2023. With adjusted EBITDA1 of $1,086m in 2023, this new buyback programme to return a further $800m of surplus capital to shareholders would increase pro forma leverage by 0.7x to 2.8x. On a prospective basis, given analyst consensus expectations for growth in EBITDA and cash generation in 2024, leverage would be expected at the end of the year to be around the lower end of our target range of 2.5-3.0x.

The Board expects IHG's business model to continue its strong track record of generating substantial capacity to support our investment plans that drive growth, to fund a sustainably growing ordinary dividend, and to routinely return surplus capital to our shareholders.

  1.  Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Summary of financial performance

INCOME STATEMENT SUMMARY

	12 months ended 31 December
	2023	2022	%
	$m	Re-presenteda $m	change
Revenue
Americas	1,105	1,005	10.0
EMEAA	677	552	22.6
Greater China	161	87	85.1
Central	221	199	11.1
	____	____	____
Revenue from reportable segmentsb	2,164	1,843	17.4

System Fund and reimbursable revenues	2,460	2,049	20.1
	_____	_____	_____
Total revenue	4,624	3,892	18.8

Operating profit
Americas	815	761	7.1
EMEAA	215	152	41.4
Greater China	96	23	317.4
Central	(107)	(108)	(0.9)
	_____	_____	_____
Operating profit from reportable segmentsb	1,019	828	23.1
Analysed as:
Fee business	992	805	23.2
Owned, leased and managed lease	29	19	52.6
Insurance activities	(2)	4	NMc

System Fund and reimbursable result	19	(105)	NMc
	____	____	____
Operating profit before exceptional items	1,038	723	43.6
Operating exceptional items	28	(95)	NMc
	____	____	____
Operating profit	1,066	628	69.7

Net financial expenses	(52)	(96)	(45.8)
Analysed as:
Adjusted interest expenseb	(131)	(122)	7.4
System Fund interest	44	16	175.0
Foreign exchange gains	35	10	250.0

Fair value (losses)/gains on contingent purchase consideration	(4)	8	NMc
	____	____	____
Profit before tax	1,010	540	87.0

Tax	(260)	(164)	58.5
Analysed as;
Adjusted taxb	(253)	(194)	30.4
Tax attributable to System Fund	(3)	-	NMc
Tax on foreign exchange gains	3	4	(25.0)
Tax on exceptional items	(7)	26	NMc
	____	____	____
Profit for the year	750	376	99.5

Adjusted earningsd	635	511	24.3

Basic weighted average number of ordinary shares (millions)	169	181	(6.6)
	____	____	____
Earnings per ordinary share
Basic	443.8¢	207.2¢	114.2
Adjustedb	375.7¢	282.3¢	33.1

Dividend per share	152.3¢	138.4¢	10.0

Average US dollar to sterling exchange rate	$1: £0.80	$1: £0.81	(1.2)

a.     Re-presented for the adoption of IFRS 17 'Insurance Contracts' and to combine System Fund and reimbursables (see 'New accounting standards and other presentational changes').
b.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
c.    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
d.    Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.

Revenue

Trading improved significantly in the first quarter of 2023, as travel in the comparative period of 2022 was impacted by the Omicron variant of Covid-19. From April, the comparatives became subsequently tougher as government-mandated travel restrictions eased in the prior year. Leisure demand in the Americas and EMEAA saw continued strength, supported by improving corporate and group bookings. Greater China rebounded significantly, with RevPARa exceeding pre-pandemic levels in the third quarter, which the Americas and Europe achieved in 2022. By the fourth quarter, average daily rate was 15% above pre-pandemic highs and occupancy had recovered to within 1%pt of 2019 levels.

Group comparable RevPAR improved year-on-year by 33.0% in the first quarter, 17.1% in the second quarter, 10.5% in the third quarter, 7.6% in the fourth quarter and 16.1% for the full year. When compared to the pre-pandemic levels of 2019, Group comparable RevPAR increased 6.8% in the first quarter and 9.9% in the second quarter, 12.8% in the third quarter and 12.7% in the fourth quarter, with the full year 10.9% ahead of 2019.

Our other key driver of revenue, net system size, increased by 3.8% year-on-year to 946,203 rooms.

Total revenue increased by $732m (18.8%) to $4,624m, including a $411m increase in System Fund and reimbursable revenues. Revenue from reportable segmentsa increased by $321m (17.4%) to $2,164m, driven by the improved trading conditions. Underlying revenuea increased by $347m to $2,164m, with underlying fee revenuea increasing by $249m. Owned, leased and managed lease revenue increased by $77m.

Operating profit and margin

Operating profit improved by $438m from $628m to $1,066m, including a $123m increase in operating exceptional items, from a $95m charge in 2022 to a $28m income in 2023, and a $124m increase in the reported System Fund and reimbursable result, from a $105m loss in 2022 to a $19m profit in 2023.

Operating profit from reportable segmentsa increased by $191m (23.1%) to $1,019m, with fee business operating profit increasing by $187m (23.2%) to $992m, due to the improvement in trading which drove a $65m increase in incentive management fees to $168m. Owned, leased and managed lease operating profit improved from $19m to $29m. Underlying operating profita increased by $201m (24.6%) to $1,019m.

Fee margina increased by 3.4%pts over the prior year to 59.3% benefitting from the improvement in trading.

The impact of the movement in average USD exchange rates for 2022 compared to 2023 netted to a $2m impact on operating profit from reportable segmentsa when calculated as restating 2022 figures at 2023 exchange rates, but negatively impacted operating profit from reportable segmentsa by $13m when applying 2022 rates to 2023 figures.

If the average exchange rate during January 2024 had existed throughout 2023, the 2023 operating profit from reportable segmentsa would have been $4m lower.

System Fund and reimbursable result

The Group operates a System Fund to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations and the Group's loyalty programme, IHG One Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels up front when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund's cash position and the Group's capacity to invest.

Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG record reimbursable expenses based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit for the year.

In the year to 31 December 2023, System Fund and reimbursable revenues increased $411m (20.1%) to $2,460m, driven by the continued strength in travel demand, the strong performance of the IHG One Rewards programme since the relaunch in the first half of last year.

The reported System Fund and reimbursable result improved to a $19m profit from a $105m loss, primarily due to the continued strength in travel demand on revenues, partially offset by increased investments in media as well as revenue-driving channels and activities.

 a.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Operating exceptional items

Operating exceptional items of $28m comprise the Group's $18m share of profits from the InterContinental New York Barclay associate due to an increase in the fair value of the hotel which resulted in the reversal of an $18m liability recognised in 2022 and $10m other operating income relating to amounts receivable from the Group's insurer under its business interruption policy for certain owned, leased and managed lease hotels due to Covid-19. Further information on exceptional items can be found in note 5 to the Group Financial Statements.

Net financial expenses

Net financial expenses decreased to $52m from $96m, including $35m in foreign exchange gains. Adjusted interesta, which excludes exceptional finance expenses and foreign exchange gains/losses and adds back interest attributable to the System Fund, increased by $9m to an expense of $131m. The increase in adjusted interesta was primarily driven by an increase in interest attributable to the System Fund of $28m due to increased base rates, offset by an increase in financial income of $17m.

Financial expenses include $78m (2022: $82m) of total interest costs on public bonds, which are fixed rate debt. Interest expense on lease liabilities was $29m (2022: $29m).

Fair value gains and losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisition of Regent. The net loss of $4m (2022: $8m gain) is principally due to an unfavourable movement in observable US corporate bond rates. The total contingent purchase consideration liability at 31 December 2023 is $69m (31 December 2022: $65m).

Taxation

The adjusted taxa rate for 2023 was 28% (2022: 27%). Taxation within exceptional items totalled a charge of $7m (2022: credit of $26m) and relates to the tax impacts of the operating exceptional items.  Tax paid in 2023 totalled $243m (2022: $211m).  Further information on tax can be found in note 6 to the Group Financial Statements.

Earnings per share

The Group's basic earnings per ordinary share is 443.8¢ (2022: 207.2¢). Adjusted earnings per ordinary sharea increased by 93.4¢ to 375.7¢.

Dividends and shareholder returns
The Board is proposing a final dividend of 104.0¢ in respect of 2023, which is growth of 10% on 2022. With the interim dividend of 48.3¢ paid in October 2023, the total dividend for the year would therefore be 152.3¢, representing an increase of 10%. The ex-dividend date is Thursday 4 April 2024 and the record date is Friday 5 April 2024. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Thursday 25 April 2024, calculated based on the average of the market exchange rates for the three working days commencing 22 April 2024. Subject to shareholder approval at the AGM on Friday 3 May 2024, the dividend will be paid on Tuesday 14 May 2024. A Dividend Reinvestment Plan ("DRIP") is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.shareview.co.uk/info/drip.

Dividend payments in 2023 have returned close to $250m to IHG's shareholders. Additional surplus capital was returned to shareholders through a $750m share buyback programme that concluded on 29 December 2023. This repurchased 10,643,334 shares at an average price of £55.88 per share and reduced the total number of voting rights in the Company by 6.1%.

The Board has announced a further share buyback programme to return an additional $800m to shareholders in 2024.

 a.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

Adjusted EBITDAa reconciliation	12 months ended 31 December
	2023	2022
	$m	$m

Cash flow from operations	1,219	961
Cash flows relating to exceptional items	29	43
Impairment reversal/(loss) on financial assets	1	(5)
Other non-cash adjustments to operating profit	(60)	(61)
System Fund and reimbursable result	(19)	105
System Fund depreciation and amortisation	(83)	(86)
Other non-cash adjustments to System Fund result	(23)	(24)
Working capital and other adjustments	(79)	(101)
Capital expenditure: contract acquisition costs (key money), net of repayments	101	64
	________	_____
Adjusted EBITDAa	1,086	896
	____	___

CASH FLOW SUMMARY	12 months ended 31 December
	2023	2022	$m
	$m	$m	change

Adjusted EBITDAa	1,086	896	190

Working capital and other adjustments	79	101
Impairment (reversal)/loss on financial assets	(1)	5
Other non-cash adjustments to operating profit	60	61
System Fund and reimbursable result	19	(105)
Non-cash adjustments to System Fund result	106	110
Capital expenditure: contract acquisition costs (key money), net of repayments	(101)	(64)
Capital expenditure: maintenance	(38)	(44)
Cash flows relating to exceptional items	(29)	(43)
Net interest paid	(83)	(104)
Tax paid	(243)	(211)
Principal element of lease payments	(28)	(36)
Purchase of own shares by employee share trusts	(8)	(1)
	____	____	____
Adjusted free cash flowa	819	565	254

Capital expenditure: gross recyclable investments	(61)	(15)
Capital expenditure: gross System Fund capital investments	(46)	(35)
Disposals and repayments, including other financial assets	8	16
Repurchase of shares, including transaction costs	(790)	(482)
Dividends paid to shareholders	(245)	(233)
Dividends paid to non-controlling interest	(3)	-
	____	____	____
Net cash flow before other net debta movements	(318)	(184)	(134)

Add back principal element of lease repayments	28	36
Exchange and other non-cash adjustments	(131)	178
	____	____	____
(Increase)/decrease in net debta	(421)	30	(451)
Net debta at beginning of the year	(1,851)	(1,881)
Net debta at end of the year	(2,272)	(1,851)	(421)
	______	______	____

a.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section.

Cash flow from operations
For the year ended 31 December 2023, cash flow from operations was $1,219m, an increase of $258m on the previous year, primarily reflecting the increase in operating profit.

Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital of the Group.

Adjusted free cash flowa

Adjusted free cash flowa was an inflow of $819m, an increase of $254m on the prior year. Adjusted EBITDAa increased by $190m and the System Fund and reimbursable result improved by $124m due to stronger trading. Net interest paid decreased by $21m primarily due to an increase in interest received of $14m. These were partly offset by a $22m lower working capital and other adjustments cash inflow, an increase in contract acquisition (key money) costs net of repayments of $37m, and $32m higher tax payments. Working capital and other adjustments includes $123m of cash inflow related to deferred revenue, driven primarily by the loyalty programme. Exceptional cash costs in the year of $29m includes payments relating to commercial litigation and disputes; in the prior year, the cost of ceasing operations in Russia was also included.

Net and gross capital expenditure

Net capital expenditurea was $157m (2022: $59m) and gross capital expenditurea was $253m (2022: $161m). Gross capital expenditurea comprised: $146m maintenance capex and key money; $61m gross recyclable investments; and $46m System Fund capital investments. Net capital expenditurea includes the offset from $8m proceeds from other financial assets, $7m key money repayments and $81m System Fund depreciation and amortisation.

Net debta

Net debta increased by $421m from $1,851m at 31 December 2022 to $2,272m at 31 December 2023. There were $1,035m of payments related to ordinary dividends and the share buyback programmes during the year. The change in net debta includes adverse net foreign exchange impacts of $105m driven by translation of the Group's sterling bond debt and $26m of other non-cash adjustments.

Balance Sheet

	2023	2022
	$m	$m
Goodwill and other intangible assets	1,099	1,144
Other non-current assets	1,585	1,394
Cash and cash equivalents	1,322	976
Other current assets	807	702
	_______	______
Total assets	4,813	4,216

Loans and other borrowings	(3,166)	(2,396)
Other current liabilities	(1,591)	(1,489)
Other non-current liabilities	(2,002)	(1,939)
	________	_________
Total liabilities	(6,759)	(5,824)
	________	________
Net liabilities	(1,946)	(1,608)

Net liabilities
The Group had net liabilities of $1,946m at December 2023 ($1,608m at 31 December 2022). In accordance with accounting standards, the Group's internally developed brands are not recorded on the Group's balance sheet, and its asset-light business model means that most properties from which income is derived are not owned. This does not have an impact on the ability of the Group to raise external funding or the dividend capacity of the Group.

Goodwill and other intangible assets
Goodwill and other intangible assets total $1,099m. This was a decrease of $45m compared to the prior year driven by amortisation of software assets. Goodwill and brands have a total net book value of $775m as at 31 December 2023 ($774m as at 31 December 2022). Brands relate to the acquisitions of Kimpton, Regent and Six Senses. They are each considered to have an indefinite life given their strong brand awareness and reputation, and management's commitment to continued investment in their growth. Goodwill and brands are allocated to cash generating units (CGUs) and they are tested annually for impairment, with no impairment recognised in 2023 given the recoverable amounts of the CGUs exceeded their carrying value. The movement in the year is due to exchange rates.

The remaining balance of intangible assets primarily relates to software ($297m).

a.                    Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Working capital
Trade receivables increased by $87m, from $493m at 31 December 2022 to $580m, primarily due to improved trading in the last quarter of 2023 compared to the last quarter of 2022. Current trade and other payables increased by $14m, primarily due to $13m deferred consideration moving from non-current payables in 2023. Deferred revenue increased by $124m, driven by an increase in the future redeemable points balance related to the loyalty programme.

Sources of liquidity
As at 31 December 2023, the Group had total liquidity of $2,572m (31 December 2022: $2,224m), comprising $1,350m of undrawn bank facilities and $1,222m of cash and cash equivalents (net of overdrafts and restricted cash).  The change in total liquidity from December 2022 of $348m is primarily due to a new bond issuance of $657m, offset by other net cash outflows of $318m.

In November 2023, the Group issued a €600m 4.375% bond repayable in November 2029. Currency swaps were transacted at the same time as the bond was issued in order to swap the proceeds and interest flows to US Dollars. The currency swaps fix the bond debt at $657m, with interest payable semi-annually at 5.97%.

The Group currently has $3,122m of sterling and euro bonds outstanding. The bonds mature in October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m), October 2028 (£400m) and November 2029 (€600m). There are currency swaps in place on the euro bonds, fixing the October 2024 bond at £454m, the May 2027 bond at £436m and the November 2029 bond at $657m.  The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody's.

The Group is further financed by a $1.35bn syndicated bank revolving credit facility (RCF).  A one-year extension option was exercised during the year and the facility now matures in 2028. There is a one-year extension option remaining at the lender's discretion. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. At 31 December 2023, the leverage ratio was 2.14 and the interest cover ratio was 12.34. See note 10 to the Group Financial Statements for further information. The RCF was undrawn at 31 December 2023.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

It is management's opinion that the available facilities are sufficient for the Group's present liquidity requirements.

Additional revenue, global system size and pipeline analysis

Disaggregation of total gross revenue in IHG's System

Total gross revenuea provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed hotels and from owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	12 months ended 31 December

	2023	2022	%
	$bn	$bn	Changeb
Analysed by brand
InterContinental	5.1	4.0	26.6
Kimpton	1.3	1.2	10.0
Hotel Indigo	0.9	0.7	28.2
Crowne Plaza	3.7	3.0	23.9
Holiday Inn Express	9.2	8.3	11.5
Holiday Inn	6.0	5.1	16.9
Staybridge Suites	1.2	1.2	6.4
Candlewood Suites	0.9	0.8	3.7
Otherc	3.3	1.5	121.5
	____	____	____
Total	31.6	25.8	22.6
	____	____	____

Analysed by ownership type
Franchisedd (revenue not attributable to IHG)	20.0	16.7	19.6
Managed (revenue not attributable to IHG)	11.1	8.7	28.4
Owned, leased and managed lease (revenue recognised in Group income statement)	0.5	0.4	18.8
	____	____	____
Total	31.6	25.8	22.6
	____	____	____

Total gross revenue in IHG's system increased by 22.6% (23.4% increase at constant currency) to $31.6bn, driven by improved trading conditions and growth in the number of hotels in our system.

 a.                    Definitions for the key performance measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
 b.                    Year-on-year percentage movement calculated from source figures.
 c.                    Includes Holiday Inn Club Vacations.
 d.                    Includes exclusive partner hotels.

RevPARa movement summary at constant exchange rates (CER)

	Full Year 2023 vs 2022			Full Year 2023 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	16.1%	5.1%	6.4%pts	10.9%	12.7%	(1.1)%pts
Americas	7.0%	4.6%	1.5%pts	13.0%	12.8%	0.1%pts
EMEAA	23.7%	9.8%	7.9%pts	15.4%	21.0%	(3.4)%pts
G. China	71.7%	18.0%	19.1%pts	0.7%	0.6%	0.1%pts

	Q4 2023 vs 2022			Q4 2023 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	7.6%	2.4%	3.2%pts	12.7%	14.7%	(1.2)%pts
Americas	1.5%	3.1%	(1.0)%pts	14.0%	14.1%	(0.1)%pts
EMEAA	7.0%	3.7%	2.2%pts	18.5%	22.4%	(2.4)%pts
G. China	72.0%	21.1%	17.6%pts	(0.6)%	3.3%	(2.4)%pts

RevPARa movement at CER vs actual exchange rates (AER)

	Full Year 2023 vs 2022			Full Year 2023 vs 2019
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Group	16.1%	15.7%	(0.4)%pts	10.9%	8.1%	(2.8)%pts
Americas	7.0%	7.1%	0.1%pts	13.0%	12.5%	(0.5)%pts
EMEAA	23.7%	23.7%	0.0%pts	15.4%	7.6%	(7.8)%pts
G. China	71.7%	63.9%	(7.8)%pts	0.7%	(1.5)%	(2.2)%pts

	Q4 2023 vs 2022			Q4 2023 vs 2019
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Group	7.6%	8.0%	0.4%pts	12.7%	9.1%	(3.6)%pts
Americas	1.5%	1.5%	0.0%pts	14.0%	13.3%	(0.7)%pts
EMEAA	7.0%	8.8%	1.8%pts	18.5%	9.3%	(9.2)%pts
G. China	72.0%	69.7%	(2.3)%pts	(0.6)%	(2.9)%	(2.3)%pts

Monthly RevPARa (CER)

2023 vs 2022	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	40.8%	33.5%	27.2%	21.7%	17.0%	13.3%	9.5%	10.4%	11.6%	8.7%	7.2%	6.6%
Americas	24.5%	18.3%	13.8%	5.9%	6.9%	4.7%	2.8%	3.9%	5.7%	1.8%	2.4%	0.0%
EMEAA	84.0%	71.9%	44.5%	36.7%	24.2%	22.7%	16.1%	16.1%	15.7%	10.1%	5.9%	5.0%
G. China	53.3%	54.2%	125.2%	171.4%	106.9%	68.4%	40.5%	38.5%	54.2%	80.8%	59.9%	75.7%

2023 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	4.2%	6.7%	9.2%	9.5%	9.3%	10.9%	12.8%	11.1%	14.5%	11.0%	11.0%	16.6%
Americas	8.8%	11.0%	13.1%	11.5%	11.8%	13.0%	12.5%	10.9%	18.2%	13.1%	13.1%	16.1%
EMEAA	8.2%	7.7%	13.0%	12.6%	15.6%	16.7%	19.0%	17.0%	16.6%	16.8%	15.5%	23.7%
G. China	(16.6)%	(3.8)%	(6.6)%	5.0%	(6.4)%	(0.1)%	14.0%	9.3%	3.3%	(4.5)%	(3.3)%	6.9%

 a.     RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 31 December 2023 and include hotels that have traded in all months in both the current and the prior year. This same group of hotels is also used to compare RevPAR performance for 2023 vs 2019. The principle exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Key performance measures and non-GAAP measures' section for further information on the definition of RevPAR.

	Hotels		Rooms

Global hotel and room count		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	25	6	1,761	395
Regent	10	1	3,087	59
InterContinental	222	15	73,500	3,694
Vignette Collection	11	8	2,283	1,704
Kimpton	78	2	13,721	413
Hotel Indigo	153	10	20,218	1,764
voco	62	17	15,507	5,083
HUALUXE	20	(1)	5,529	(454)
Crowne Plaza	408	5	112,232	1,813
EVEN Hotels	26	4	3,931	751
Holiday Inn Express	3,171	80	336,317	9,415
Holiday Inn	1,202	4	215,910	351
Garner	2	2	158	158
avid hotels	67	8	6,027	674
Atwell Suites	2	-	186	-
Staybridge Suites	325	11	35,320	1,359
Holiday Inn Club Vacations	30	2	9,526	704
Candlewood Suites	376	8	33,497	744
Iberostar Beachfront Resorts	49	16	17,600	5,198
Othera	124	1	39,893	751
	_____	_____	_______	_______
Total	6,363	199	946,203	34,576
	_____	_____	_______	_______
Analysed by ownership type
Franchisedb	5,356	154	680,601	24,170
Managed	990	44	261,371	10,394
Owned, leased and managed lease	17	1	4,231	12
	_____	_____	_______	______
Total	6,363	199	946,203	34,576
	_____	____	_______	______

 a.                    Includes eight open hotels that will be re-branded to voco and five open hotels that will be re-branded to Vignette Collection.

 b.                    Includes exclusive partner hotels.

	Hotels		Rooms

Global Pipeline		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	42	4	3,057	426
Regent	11	1	2,442	132
InterContinental	100	10	25,271	2,690
Vignette Collection	18	11	2,056	1,456
Kimpton	54	13	10,761	2,318
Hotel Indigo	132	13	20,939	1,088
voco	74	35	12,741	2,512
HUALUXE	25	4	6,343	993
Crowne Plaza	126	15	32,442	3,492
EVEN Hotels	33	2	5,383	104
Holiday Inn Express	632	15	78,019	1,284
Holiday Inn	246	17	45,901	1,811
Garner	5	5	332	332
avid hotels	141	(4)	11,577	(808)
Atwell Suites	41	11	4,124	1,123
Staybridge Suites	164	2	18,185	190
Holiday Inn Club Vacations	2	1	832	680
Candlewood Suites	151	27	11,957	1,689
Iberostar Beachfront Resorts	5	(10)	2,240	(3,825)
Other	14	(15)	2,352	(2,201)
	_____	_____	_______	______
Total	2,016	157	296,954	15,486
	_____	_____	_______	______
Analysed by ownership type
Franchiseda	1,426	113	174,084	10,773
Managed	589	44	122,715	4,713
Owned, leased and managed lease	1	-	155	-
	_____	_____	_______	______
Total	2,016	157	296,954	15,486
	_____	_____	_______	______

 a.     Includes exclusive partner hotels.

Net system size increased by 3.8% year-on year to 946.2k rooms. During the year, 47.9k rooms (275 hotels) opened, compared to 49.4k rooms (269 hotels) in the prior year which included 12.4k rooms (33 hotels) under the Iberostar Beachfront Resorts brand. In 2023, 13.3k rooms (76 hotels) left the IHG system, compared to 18.1k rooms (96 hotels) in 2022 which included 6.5k rooms (28 hotels) as part of ceasing operations in Russia. The removals rate of 1.5% was in line with our historical underlying average.

At the end of 2023, the global pipeline totalled 297.0k rooms (2,016 hotels), an increase of 15.5k rooms (157 hotels), as signings outpaced openings and terminations. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

During the year, 79.2k rooms (556 hotels) were signed, compared to 80.3k rooms (467 hotels) in the prior year which included 18.5k rooms (48 hotels) under the Iberostar Beachfront Resorts brand. Signings in 2023 included 30.1k rooms (220 hotels) for the Holiday Inn Brand Family, 0.8k rooms (13 hotels) under the Six Senses brand and 0.5k rooms (seven hotels) as part of our newly launched brand, Garner. Conversions (excluding Iberostar) represented 36% of signings in 2023.

Regional performance reviews, system size and pipeline analysis

AMERICAS		12 months ended 31 December
Americas results
	2023	2022	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	957	879	8.9
Owned, leased and managed lease	148	126	17.5
	____	____	____
	1,105	1,005	10.0
	____	____	____
Operating profit from the reportable segmenta
Fee business	787	741	6.2
Owned, leased and managed lease	28	20	40.0
	____	____	____
	815	761	7.1
Operating exceptional items	27	(46)	NMb
	____	____	____
Operating profit	842	715	17.8
	____	____	____
Americas Comparable RevPARa movement on previous year		12 months ended 31 December 2023
Fee business
	InterContinental	12.0%
	Kimpton	8.9%
	Hotel Indigo	4.9%
	Crowne Plaza	11.2%
	EVEN Hotels	8.5%
	Holiday Inn Express	6.4%
	Holiday Inn	7.2%
	avid hotels	8.6%
	Staybridge Suites	6.1%
	Candlewood Suites	2.4%
	All brands	7.0%
Owned, leased and managed lease
	All brands	16.8%

Comparable RevPARa was up +7.0% vs 2022 (up +13.0% vs 2019) with occupancy of 68.2% up +1.5%pts and rate +4.6% higher. Trading in the first quarter of 2022 saw travel volumes impacted as a result of the Omicron variant of Covid-19, with comparatives becoming subsequently tougher from April onwards. Q4 RevPARa was up +1.5% vs 2022 (up +14.0% vs 2019), with occupancy of 63.9% down -1.0%pts but rate +3.1% higher. US Q4 RevPARa was up +0.1% and for the full year was up +5.4% (up +11.2% and +11.1%, respectively, vs 2019). Leisure demand had another strong year, and there was further return of groups activity and more business travel, the latter achieving revenues ahead of pre-Covid levels. This also led to urban locations being back above 2019 levels by the end of the year.

Revenue from the reportable segmenta increased by $100m (+10%) to $1,105m. Operating profit increased by $127m to $842m, driven by the increase in revenue, together with a $73m favourable change in exceptional income (further information on exceptional items can be found in note 5 to the Group Financial Statements). Operating profit from the reportable segmenta increased by $54m (+7%) to $815m (an increase of $115m or +16% vs 2019).

Fee business revenuea increased by $78m (+9%) to $957m, with comparable RevPARa up +7.0%. Fee business operating profita increased by $46m (+6%) to $787m, driven by the improvement in trading. Fee margina was 82.2%, compared to 84.3% in 2022 and 77.7% in 2019; the year-on-year reduction predominantly reflects cost investment in growth initiatives, including the launch of Garner. There were $21m of incentive management fees earned (2022: $18m; 2019: $13m).

Owned, leased and managed lease revenue increased by $22m to $148m, with comparable RevPARa up +16.8%, leading to an owned, leased and managed leased operating profit of $28m compared to $20m in the prior year.

 a.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

 b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

Americas hotel and room count		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	1	1	10	10
InterContinental	43	1	15,674	133
Vignette Collection	1	1	355	355
Kimpton	63	1	10,895	291
Hotel Indigo	72	(1)	9,578	(169)
voco	12	4	1,299	376
Crowne Plaza	106	(4)	27,142	(1,192)
EVEN Hotels	19	-	2,744	1
Holiday Inn Express	2,509	37	228,753	3,669
Holiday Inn	688	(8)	111,754	(1,613)
Garner	2	2	158	158
avid hotels	67	8	6,027	674
Atwell Suites	2	-	186	-
Staybridge Suites	303	7	31,675	646
Holiday Inn Club Vacations	30	2	9,526	704
Candlewood Suites	376	8	33,497	744
Iberostar Beachfront Resorts	23	-	9,027	-
Othera	97	(1)	21,294	(689)
	_____	____	_______	_____
Total	4,414	58	519,594	4,098
	_____	____	_______	_____
Analysed by ownership type
Franchisedb	4,242	57	482,948	4,500
Managed	168	-	35,309	(412)
Owned, leased and managed lease	4	1	1,337	10
	_____	____	_______	______
Total	4,414	58	519,594	4,098
	_____	____	_______	______

a.     Includes four open hotels that will be re-branded to voco.
b.     Includes exclusive partner hotels.

	Hotels		Rooms

Americas Pipeline		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	8	2	474	151
Regent	1	1	167	167
InterContinental	12	2	2,708	305
Vignette Collection	3	1	261	86
Kimpton	28	4	5,518	935
Hotel Indigo	31	5	4,337	690
voco	12	8	1,383	636
Crowne Plaza	9	2	2,210	892
EVEN Hotels	11	1	1,239	68
Holiday Inn Express	349	9	33,463	571
Holiday Inn	72	7	8,639	669
Garner	5	5	332	332
avid hotels	141	(4)	11,577	(808)
Atwell Suites	41	11	4,124	1,123
Staybridge Suites	145	3	15,351	428
Holiday Inn Club Vacations	2	1	832	680
Candlewood Suites	151	27	11,957	1,689
Iberostar Beachfront Resorts	5	-	2,240	(151)
Other	14	1	2,352	382
	_____	____	______	_____
Total	1,040	86	109,164	8,845
	______	_____	_______	______
Analysed by ownership type
Franchiseda	994	78	101,989	7,731
Managed	46	8	7,175	1,114
	_____	____	______	______
Total	1,040	86	109,164	8,845
	_____	____	______	______

 a.     Includes exclusive partner hotels.

Gross system size growth was +2.0% year-on-year with the opening of 10.4k rooms (101 hotels) in the Americas region, of which 4.2k rooms (40 hotels) opened in Q4. Openings for the year included 57 hotels across the Holiday Inn Brand Family and a further 20 properties across the Staybridge Suites and Candlewood Suites brands. The first two Garner conversions were achieved by the end of the year, having become franchise-ready in the US in September 2023. The pace of openings for avid hotels also accelerated with eight added, and there are a further 18 currently under construction. The voco brand is rolling out further in the region, with four openings, to now have a portfolio of 12 properties, while new openings for Crowne Plaza included Saint John Harbour View, one of nine openings in Canada in 2023 as presence across our brands builds in that market. There were eight openings across our Luxury & Lifestyle brands including the first Vignette Collection property for the region, InterContinental Dominica Cabrits Resort & Spa, and three Kimpton properties (The Forum in Charlottesville, Grand Roatan Resort & Spa in the Bay Islands, Honduras, and Kimpton Hotel Theta in New York). There were 6.3k rooms (43 hotels) removed in the year, taking the removal rate to 1.2% and closer to the historical underlying average of 1.5%.
Net system size grew +0.8% year-on-year. There was no impact from Iberostar Beachfront Resorts on net system growth in 2023, as all 23 properties in the region had already joined the IHG system by the end of 2022.
There were 28.3k rooms (271 hotels) signed during the year, including 9.9k rooms (90 hotels) during Q4. During the year there were 100 signings across Holiday Inn and Holiday Inn Express, and a conversion portfolio including three beachfront resorts in Mexico added by Holiday Inn Club Vacations which marked the first for the brand outside of the US. There were 88 signings across our other Suites brands, including 16 for Atwell Suites as this brand accelerates development pace. 23 signings for avid hotels included further examples of dual-branded properties with Candlewood Suites. Across our Luxury & Lifestyle brands, 29 properties were signed, which was 58% more rooms than the prior year. These included Six Senses Napa and Six Senses Xala in Mexico, the first destination in the Americas for the Regent brand at Santa Monica Beach, three for InterContinental (in Ecuador, Mexico and the Turks & Caicos Islands) and a very strong year for Kimpton with eight properties added to its pipeline (five in the US and three resort locations in the wider region). 51, or nearly 20% of signings for the region, were outside of the US, as we strengthen our development activity in Canada, Mexico, Latin America and the Caribbean.

The pipeline stands at 109.2k rooms (1,040 hotels), which represents 21% of the current system size in the region.

EMEAA

	12 months ended 31 December
EMEAA results
	2023	2022	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	354	284	24.6
Owned, leased and managed lease	323	268	20.5
	____	____	____
	677	552	22.6
	____	____	____
Operating profit/(loss) from the reportable segmenta
Fee business	214	153	39.9
Owned, leased and managed lease	1	(1)	NMb
	____	____	____
	215	152	41.4
Operating exceptional items	1	(49)	NMb
	____	____	____
Operating profit	216	103	109.7
	____	____	____

EMEAA comparable RevPARa movement on previous year	12 months ended 31 December 2023
Fee business
Six Senses	17.7%
InterContinental	26.0%
Kimpton	47.1%
Hotel Indigo	24.5%
voco	10.5%
Crowne Plaza	23.7%
Holiday Inn Express	21.9%
Holiday Inn	23.4%
Staybridge Suites	12.5%
All brands	23.5%

Owned, leased and managed lease
All brands	31.8%

Comparable RevPARa was up +23.7% vs 2022 (up +15.4% vs 2019) with occupancy of 70.4% up +7.9%pts and rate +9.8% higher. Leisure had another very strong year and business travel along with groups activity picked up pace as the post Covid-19 recovery continued. Q4 RevPARa was up +7.0% vs 2022 (up +18.5% vs 2019), with occupancy of 71.5% up +2.2%pts and rate +3.7% higher. The UK, which saw one of the earlier easings of restrictions, saw RevPARa up +14% for the year (up +17% vs 2019) and up +5% in Q4 (up +20% vs 2019). Elsewhere, the variances in performance largely reflected timing of recovery following the easing of travel restrictions, with RevPARa for Q4 in Continental Europe up +8% (up +19% vs 2019), Australia up +7% (up +16% vs 2019), South East Asia & Korea up +8% (+13% vs 2019) and Japan up +20% (+2% vs 2019). RevPARa in the Middle East was down -1% in Q4 (up +24% vs 2019) as the prior comparable period benefitted from the FIFA World Cup held in Qatar, but there was strong growth elsewhere particularly Saudi Arabia and the UAE.

Revenue from the reportable segmenta increased by $125m (+23%) to $677m. Operating profit increased by $113m to $216m, driven by the improved trading, together with the non-recurrence of the $49m of operating exceptional charges in the prior year (further information on exceptional items can be found in note 5 to the Group Financial Statements). Operating profit from the reportable segmenta increased by $63m (+41%) to $215m (a decrease of $2m vs 2019).

Fee business revenuea increased by $70m (+25%) to $354m, with comparable RevPARa up +23.5%. Fee business operating profita increased by $61m (+40%) to $214m, driven by the improvement in trading. Fee margina was 60.5%, compared to 52.7% in 2022 and 58.6% in 2019. There were $101m of incentive management fees earned (2022: $69m; 2019: $90m).

Owned, leased and managed lease revenue increased by $55m to $323m, with comparable RevPAR up +31.8%. As the trading challenges on this largely urban-centred portfolio have eased, a return to a $1m operating profit was achieved compared to the $1m loss in 2022 (or a $3m loss in the comparable period when excluding the results of three UK portfolio hotels and one InterContinental hotel which were disposed of during 2022).

 a.                    Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

 b.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

EMEAA hotel and room count		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	23	5	1,621	385
Regent	4	-	1,036	(77)
InterContinental	119	8	34,443	1,582
Vignette Collection	7	4	1,206	627
Kimpton	12	-	2,376	(21)
Hotel Indigo	58	7	7,029	1,296
voco	38	9	11,791	3,865
Crowne Plaza	178	(4)	43,285	(657)
Holiday Inn Express	349	8	51,488	1,613
Holiday Inn	382	8	69,330	1,463
Staybridge Suites	22	4	3,645	713
Iberostar Beachfront Resorts	26	16	8,573	5,198
Othera	19	3	11,444	1,616
	_____	____	_______	______
Total	1,237	68	247,267	17,603
	_____	____	_______	______
Analysed by ownership type
Franchisedb	839	37	140,830	8,914
Managed	385	31	103,543	8,687
Owned, leased and managed lease	13	-	2,894	2
	_____	____	_______	______
Total	1,237	68	247,267	17,603
	_____	____	_______	______

 a.     Includes three open hotels that will be re-branded to voco and five open hotels that will be re-branded to Vignette Collection.

 b.     Includes exclusive partner hotels.

	Hotels		Rooms

EMEAA Pipeline		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	30	2	2,350	275
Regent	7	1	1,468	100
InterContinental	56	5	13,510	1,714
Vignette Collection	14	9	1,523	1,098
Kimpton	15	7	2,365	831
Hotel Indigo	53	7	8,309	265
voco	51	19	8,907	80
Crowne Plaza	49	9	11,529	1,152
Holiday Inn Express	89	1	13,309	110
Holiday Inn	86	2	16,122	(314)
Staybridge Suites	19	(1)	2,834	(238)
Iberostar Beachfront Resorts	-	(10)	-	(3,674)
Other	-	(16)	-	(2,583)
	____	____	______	______
Total	469	35	82,226	(1,184)
	____	____	______	______
Analysed by ownership type
Franchiseda	174	10	24,516	(2,172)
Managed	294	25	57,555	988
Owned, leased and managed lease	1	-	155	-
	____	____	______	______
Total	469	35	82,226	(1,184)
	____	____	______	______

 a.     Includes exclusive partner hotels.

Gross system size growth was +9.2% year-on-year with the opening of 21.2k rooms (87 hotels) in the EMEAA region, of which 6.8k rooms (36 hotels) opened in Q4. Openings for the year included 16 further Iberostar Beachfront Resorts that were added as part of the long-term commercial agreement established in November 2022, and 26 openings across the Holiday Inn Brand Family. There were nine voco properties added, and in a particularly strong period of openings for the InterContinental brand there were eight opened that included Jaipur, Bucharest, Durrat Al Riyadh and the InterContinental Rome Ambasciatori Palace in Rome. Six Senses Rome also opened in the year, as did further properties for the brand in the Maldives, Saudi Arabia and Switzerland. The Vignette Collection brand launched in new countries with four openings, and there were five Crowne Plaza and seven Hotel Indigo properties added (with notable openings including Crowne Plaza Kuala Lumpur City Centre and Hotel Indigo Kuala Lumpur on the Park, marking the 150th globally for that brand, and Hotel Indigo Bordeaux Centre Chartrons), while the opening of Staybridge Suites Cannes marked its debut in France. There were 3.6k rooms (19 hotels) removed in the year, resulting in a removal rate of 1.6%.

Net system size grew +7.7% year-on-year. Excluding the further 16 Iberostar Beachfront Resorts properties that were added to the system in 2023 (after the first 10 that were added in 2022), net growth would have been +5.4%.

There were 24.8k rooms (151 hotels) signed during the year, including 10.0k rooms (63 hotels) during Q4. During the year there were 42 signings across the Holiday Inn Brand Family. As we continue to rapidly expand in Saudi Arabia, there were 14 signings in the country including Regent Riyadh King Abdullah Financial District and Regent Jeddah Corniche which will be an important first for the brand in the Middle East region and follows the flagship 2023 opening for the brand with the Regent Carlton Cannes, France. Across our Luxury & Lifestyle brands, there were 55 properties signed or 9.5k rooms, representing 38% of all signings for the year in the region. Within this there were 12 for Vignette Collection, and in a further reflection of the strength of the brand and our ability to attract conversion properties, there were 27 signings for voco.

The pipeline stands at 82.2k rooms (469 hotels), which represents 33% of the current system size in the region.

GREATER CHINA

	12 months ended 31 December

Greater China results	2023	2022	%
	$m	$m	change

Revenue from the reportable segmenta
Fee business	161	87	85.1
	____	____	____
	161	87	85.1
	____	____	____
Operating profit from the reportable segmenta
Fee business	96	23	317.4
	____	____	____
Operating profit	96	23	317.4
	____	____	____

Greater China comparable RevPARa movement on previous year	12 months ended 31 December 2023

Fee business
Regent	110.8%
InterContinental	82.4%
Hotel Indigo	70.3%
HUALUXE	75.6%
Crowne Plaza	69.7%
Holiday Inn Express	60.3%
Holiday Inn	63.8%
All brands	71.7%

Comparable RevPARa was up +71.7% vs 2022 (up +0.7% vs 2019) with occupancy of 61.1% up +19.1%pts and rate +18.0% higher. This reflected the excellent rebound in demand since the lifting of travel restrictions in December 2022. Q3 RevPARa, which was particularly strongly driven by domestic leisure trips, was up +43.2% vs 2022 (up +9.3% vs 2019). Q4 RevPARa was up +72.0% vs 2022 due to a comparable period in which the industry was substantially impacted by localised travel restrictions in late 2022; when compared with 2019, Q4 RevPARa slipped back down to -0.6%, as in comparison to Q3 the final quarter of the year is more weighted to business demand and this is still experiencing a lag from the more gradual return of international inbound travel. Q4 occupancy was 59.5%, up +17.6%pts on 2022 but down -2.4%pts on 2019 levels, whilst rate was +21.1% higher than the prior year and +3.3% higher than 2019. For the year, Tier 1 cities which are more weighted to international travel saw RevPARa still down -11% vs 2019, whilst Tier 2-4 cities which are more weighted to domestic and leisure demand were up +7%.

Revenue from the reportable segmenta increased by $74m (+85%) to $161m. Driven by the improvement in trading, operating profit increased by $73m (+317%) to $96m (an increase of $23m or +32% vs 2019). Fee margina was 59.6%, compared to 26.4% in 2022 and 54.1% in 2019. There were $46m of incentive management fees earned (2022: $16m; 2019: $48m).

a.     Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

	Hotels		Rooms

Greater China hotel and room count		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	1	-	130	-
Regent	6	1	2,051	136
InterContinental	60	6	23,383	1,979
Vignette Collection	3	3	722	722
Kimpton	3	1	450	143
Hotel Indigo	23	4	3,611	637
voco	12	4	2,417	842
HUALUXE	20	(1)	5,529	(454)
Crowne Plaza	124	13	41,805	3,662
EVEN Hotels	7	4	1,187	750
Holiday Inn Express	313	35	56,076	4,133
Holiday Inn	132	4	34,826	501
Othera	8	(1)	7,155	(176)
	____	____	______	______
Total	712	73	179,342	12,875
	____	____	______	______
Analysed by ownership type
Franchised	275	60	56,823	10,756
Managed	437	13	122,519	2,119
	____	____	_______	______
Total	712	73	179,342	12,875
	____	____	_______	______

a.     Includes one open hotel that will be re-branded to voco.

	Hotels		Rooms

Greater China Pipeline		Change over		Change over
	2023	2022	2023	2022
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	4	-	233	-
Regent	3	(1)	807	(135)
InterContinental	32	3	9,053	671
Vignette Collection	1	1	272	272
Kimpton	11	2	2,878	552
Hotel Indigo	48	1	8,293	133
voco	11	8	2,451	1,796
HUALUXE	25	4	6,343	993
Crowne Plaza	68	4	18,703	1,448
EVEN Hotels	22	1	4,144	36
Holiday Inn Express	194	5	31,247	603
Holiday Inn	88	8	21,140	1,456
	____	____	______	____
Total	507	36	105,564	7,825
	____	____	______	____
Analysed by ownership type
Franchised	258	25	47,579	5,214
Managed	249	11	57,985	2,611
	____	____	_______	______
Total	507	36	105,564	7,825
	____	____	_______	______

Gross system size growth was +9.8% year-on-year with the opening of 16.3k rooms (87 hotels) in the Greater China region, of which 8.2k (41 hotels) opened in a particularly busy final quarter of the year which also saw the milestone of over 700 open hotels reached. Openings over the course of 2023 included 51 for the Holiday Inn Brand Family, including Holiday Inn Chengdu East and Holiday Inn Express Shanghai NECC, and 14 Crowne Plaza properties, including Chengdu Tianfu New Area which took the Crowne Plaza brand's category leading position in the region to 124 hotels. There were four openings for voco and the first three for Vignette Collection (Hangzhou Huaxia Center Hotel, WM Hotel Hong Kong and The Xanadu Guangzhou, each opened within two months of signing) as these brands expand in the region, and which contributed to conversions accounting for 32% of all openings in the year. Across Luxury & Lifestyle brands there were 15 openings, including a further flagship for Regent with Shanghai On The Bund, and six openings for InterContinental including Shenzhen World Exhibition & Convention Center, Changzhou and Wuxi Taihu New City. Other notable openings included EVEN Hotel Zhongshan City Center, which is a new flagship for this brand that now has 7 open in the region and a pipeline for a further 22. There were 3.5k rooms (14 hotels) removed in the year, representing a removal rate of 2.1%. Net system size growth was +7.7% year-on-year.

There were 26.1k rooms (134 hotels) signed during the year, including 8.4k rooms (41 hotels) during Q4. During the year there were 59 signings for Holiday Inn Express and 16 for Holiday Inn, growing their pipelines to 194 and 88, respectively. Crowne Plaza had 17 signings, whilst voco achieved a further 12. There were 20 signings across our Luxury & Lifestyle brands; of these, there were seven for InterContinental, including Hangzhou Wulin, Zhengzhou Zhengdong and Haikou West Coast. Our six Luxury & Lifestyle brands grew to represent 20% of both the existing system size and the pipeline in the region.

The pipeline stands at 105.6k rooms (507 hotels), which represents 59% of the current system size in the region.

CENTRAL

	12 months ended 31 December

	2023	2022	%
Central results	$m	$m	change

Revenue	221	199	11.1
Gross costs	(328)	(307)	6.8
	____	____	____
Operating loss	(107)	(108)	(0.9)
	____	____	____

Central revenue, which is mainly comprised of technology fee income and revenue from insurance activities, increased by $22m (+11.1%) to $221m in 2023, primarily driven by the growth of IHG system size and insurance programme.

Gross costs increased by $21m (+6.8%) year-on-year, driven by $12m increase in the insurance programme which was matched by associated revenues and by investment spend to support growth initiatives, including the integration of Iberostar Beachfront Resorts.

The resulting $107m operating loss was a decrease of $1m (-0.9%) year-on-year.

Key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Financial Statements (IFRS measures), certain financial measures are presented when discussing the Group's performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management's view, these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way as each other. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Financial Statements.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.

RevPAR and ADR are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG's System
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:

●	Total rooms revenue from franchised hotels;
●
Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and

●	Total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group's management, franchise and exclusive partner agreements and therefore is well understood by owners and other stakeholders.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business, (2) owned, leased and managed lease hotels, and (3) insurance activities are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively, within note 3 to the Group Financial Statements. These measures are presented insofar as they relate to each of the Group's regions and its Central functions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:

●
System Fund and reimbursables - the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System and loyalty programme. There is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.

●
Exceptional items - these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the Group Financial Statements.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

●	Underlying revenue;
●	Underlying operating profit;
●	Underlying fee revenue; and
●	Fee margin.
Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes fair value changes in contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only and to exclude revenue and operating profit from insurance activities, which are not a core part of the Group's trading operations.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group's owned, leased and managed lease hotels as well as from insurance activities and significant liquidated damages.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's system size.

Adjusted interest
Adjusted interest is presented before exceptional items and excludes foreign exchange gains/losses primarily related to the Group's internal funding structure and the following items of interest which are recorded within the System Fund:

●	Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
●	Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).
The exclusion of foreign exchange gains/losses provides greater comparability with covenant interest as calculated under the terms of the Group's revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Adjusted tax
Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, System Fund and fair value gains/losses on contingent consideration.

Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates, and fair value gains/losses on contingent consideration and exceptional items also vary year-on-year. These can impact the current year's tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge. ..

The adjusted tax definition has been amended from 2023 to align to the adjustments made to adjusted earnings per share and ensure consistency between measures. The measure has been re-presented for prior years to show consistent presentation.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Group Financial Statements.

Adjusted EBITDA
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money).

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group's banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note  to the Group Financial Statements.

Gross capital expenditure, net capital expenditure, adjusted free cash flow
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable or System Fund. This disaggregation provides useful information as it enables users to distinguish between:

●	System Fund capital investments which are strategic investments to drive growth at hotel level;
●
Recyclable investments (such as investments in associates and joint ventures and loans to facilitate third-party ownership of hotel assets), which are intended to be recoverable in the medium term and are to drive the growth of the Group's brands and expansion in priority markets; and

●	Maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal and loan repayment receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Changes in definitions to the 2022 Annual Report and Accounts
The following definitions have been amended:
●
The definition and calculation of Total Gross Revenue has been amended to include revenue from exclusive partner hotels, as this revenue reflects the value that IHG generates for its exclusive partner hotels. The value of Total Gross Revenue is unchanged in comparative years.

●
Underlying fee revenue and operating profit measures have been amended to separate revenue and related costs from insurance activities from fee business revenue and costs. This change is due to the adoption of IFRS 17 'Insurance Contracts', which requires insurance related revenue and costs to be disclosed separately from fee revenues. Underlying fee revenue and operating profit measures have also been amended. Comparative periods have been restated for this change.

●
The definition and reconciliation of fee margin has been amended to remove the exclusion of insurance revenues and costs, as insurance related revenues and costs are no longer included as part of fee business (see above). Where information is available, comparative periods have been restated for this change.

●
The adjusted tax definition has been amended to align to the adjustments made to adjusted earnings per share to ensure consistency between measures. Fair value gains/losses on contingent consideration and System Fund interest are therefore now excluded from the calculation of adjusted tax. The measure has been re-presented for prior years to show consistent presentation.

Revenue and operating profit non-GAAP reconciliations

Highlights for the 12 months ended 31 December

Reportable segments	Revenue			Operating profit

	2023	2022 Re-presenteda	%	2023	2022 Re-presenteda	%
	$m	$m	change	$m	$m	change

Per Group income statement	4,624	3,892	18.8	1,066	628	69.7
System Fund and reimbursables	(2,460)	(2,049)	20.1	(19)	105	NMb
Operating exceptional items	-	-	-	(28)	95	NMb
	_____	_____	_____	_____	_____	_____
Reportable segments	2,164	1,843	17.4	1,019	828	23.1

Reportable segments analysed as:
Fee business	1,672	1,434	16.6	992	805	23.2
Owned, leased and managed lease	471	394	19.5	29	19	52.6
Insurance activities	21	15	40.0	(2)	4	NMb
	_____	_____	_____	_____	_____	_____
Reportable segments	2,164	1,843	17.4	1,019	828	23.1

 a.     Re-presented for the adoption of IFRS 17 'Insurance Contracts' and to combine System Fund and reimbursables (see 'New accounting standards and other presentational changes' in the Group Financial Statements).

 b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue			Operating profit

	2023	2022	%	2023	2022	%
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	2,164	1,843	17.4	1,019	828	23.1
Significant liquidated damagesb	-	(7)	NMa	-	(7)	NMa
Owned and leased asset disposalsc	-	(19)	NMa	-	(2)	NMa
Currency impact	-	-	-	-	(1)	NMa
	____	____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	2,164	1,817	19.1	1,019	818	24.6

a.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

b.     $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

c.     The results of three UK portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) to determine underlying growth.

Underlying fee revenue and underlying fee operating profit

	Revenue			Operating profit

	2023	2022 Re-presentedb	%	2023	2022 Re-presentedb	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	1,672	1,434	16.6	992	805	23.2
Significant liquidated damagesc	-	(7)	NMa	-	(7)	NMa
Currency impact	-	(4)	NMa	-	(2)	NMa
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	1,672	1,423	17.5	992	796	24.6

 a.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

 b.     Re-presented for the adoption of IFRS 17 'Insurance Contracts'.

 c.     $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

Americas

	Revenue			Operating profita

	2023	2022	%	2023	2022	%
	$m	$m	change	$m	$m	change

Per financial statements	1,105	1,005	10.0	815	761	7.1

Reportable segments analysed as:
Fee business	957	879	8.9	787	741	6.2
Owned, leased and managed lease	148	126	17.5	28	20	40.0
	_____	_____	_____	_____	_____	_____
	1,105	1,005	10.0	815	761	7.1

Reportable segments (see above)	1,105	1,005	10.0	815	761	7.1
Currency Impact	-	2	NMb	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	1,105	1,007	9.7	815	761	7.1

Owned, leased and managed lease included in the above	(148)	(126)	17.5	(28)	(20)	40.0
	_____	_____	_____	_____	_____	_____
Underlying fee business	957	881	8.6	787	741	6.2

a.                     Before exceptional items.
b.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA

	Revenue			Operating profita

	2023	2022	%	2023	2022	%
	$m	$m	change	$m	$m	change

Per financial statements	677	552	22.6	215	152	41.4

Reportable segments analysed as:
Fee business	354	284	24.6	214	153	39.9
Owned, leased and managed lease	323	268	20.5	1	(1)	NMb
	_____	_____	_____	_____	_____	_____
	677	552	22.6	215	152	41.4

Reportable segments (see above)	677	552	22.6	215	152	41.4
Significant liquidated damagesc	-	(7)	NMb	-	(7)	NMb
Owned and leased asset disposalsd	-	(19)	NMb	-	(2)	NMb
Currency impact	-	3	NMb	-	1	NMb
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	677	529	28.0	215	144	49.3

Owned, leased and managed lease included in the above	(323)	(253)	27.7	(1)	2	(150.0)
	_____	_____	_____	_____	_____	_____
Underlying fee business	354	276	28.3	214	146	46.6

 a.     Before exceptional items.

 b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

 c.     $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

 d.     The results of three UK portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) to determine underlying growth.

Greater China

	Revenue			Operating profita

	2023	2022	%	2023	2022	%
	$m	$m	change	$m	$m	change
Per financial statements
Reportable segments analysed as:	161	87	85.1	96	23	317.4
	____	_____	_____	_____	_____	_____
Fee business	161	87	85.1	96	23	317.4

Reportable segments (see above)	161	87	85.1	96	23	317.4
Currency impact	-	(5)	NMb	-	(1)	NMb
	_____	_____	____	_____	_____	_____
Underlying revenue and underlying operating profit	161	82	96.3	96	22	336.4

 a.                    Before exceptional items.

 b.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

	12 months ended 31 December 2023

	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	957	354	161	200	1,672
	_____	_____	_____	_____	_____
	957	354	161	200	1,672

Operating profit $m
Reportable segments analysed as fee business (see above)	787	214	96	(105)	992
	_____	_____	_____	_____	_____
	787	214	96	(105)	992

Fee margin %	82.2%	60.5%	59.6%	(52.5)%	59.3%

	12 months ended 31 December 2022 (Re-presenteda)

	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	879	284	87	184	1,434
Significant liquidated damages	-	(7)	-	-	(7)
	_____	_____	_____	_____	_____
	879	277	87	184	1,427

Operating profit $m
Reportable segments analysed as fee business (see above)	741	153	23	(112)	805
Significant liquidated damages	-	(7)	-	-	(7)
	_____	_____	_____	_____	_____
	741	146	23	(112)	798

Fee margin %	84.3%	52.7%	26.4%	(60.9)%	55.9%

 a.     Re-presented to reflect the adoption of IFRS 17 'Insurance Contracts'.

	12 months ended 31 December 2021 (Re-presenteda)

	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	691	149	116	188	1,144
Significant liquidated damages	-	-	(6)	-	(6)
	_____	_____	_____	_____	_____
	691	149	110	188	1,138

Operating profit $m
Reportable segments analysed as fee business (see above)	568	32	58	(89)	569
Significant liquidated damages	-	-	(6)	-	(6)
	_____	_____	_____	_____	_____
	568	32	52	(89)	563

Fee margin %	82.2%	21.5%	47.3%	(47.3)%	49.5%

 a.      Re-presented to reflect the adoption of IFRS 17 'Insurance Contracts'.

Net capital expenditure reconciliation

	12 months ended 31 December

	2023	2022
	$m	$m

Net cash from investing activities	(137)	(78)
Adjusted for:
Contract acquisition costs, net of repayments	(101)	(64)
System Fund depreciation and amortisationa	81	83
	_____	_____
Net capital expenditure	(157)	(59)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments, of $101m (2022: $64m))	(139)	(108)
Capital expenditure: recyclable investments	(53)	1
Capital expenditure: System Fund capital investments	35	48
	_____	_____
Net capital expenditure	(157)	(59)
	_____	_____

a.     Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation

	12 months ended 31 December

	2023	2022
	$m	$m

Net capital expenditure	(157)	(59)
Add back:
Disposal receipts	(8)	(16)
Repayments of contract acquisition costs	(7)	(3)
System Fund depreciation and amortisationa	(81)	(83)
	_____	_____
Gross capital expenditure	(253)	(161)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs of $108m (2022: $67m))	(146)	(111)
Capital expenditure: recyclable investments	(61)	(15)
Capital expenditure: System Fund capital investments	(46)	(35)
	_____	_____
Gross capital expenditure	(253)	(161)
	_____	_____

 a.     Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation

	12 months ended 31 December

	2023	2022
	$m	$m

Net cash from operating activities	893	646
Adjusted for:
Principal element of lease payments	(28)	(36)
Purchase of shares by employee share trusts	(8)	(1)
Capital expenditure: maintenance (excluding contract acquisition costs)	(38)	(44)
	_____	_____
Adjusted free cash flow	819	565
	_____	_____

Adjusted interest reconciliation

12 months ended 31 December

	2023	2022
	$m	$m
Net financial expenses
Financial income	39	22
Financial expenses	(91)	(118)
	_____	_____
	(52)	(96)
Adjusted for:
Interest attributable to the System Fund	(44)	(16)
Foreign exchange gains	(35)	(10)
	_____	_____
	(79)	(26)
	_____	_____
Adjusted interest	(131)	(122)
	_____	_____

Adjusted tax and tax rate reconciliation

	2023			2022 (Re-presenteda)
	Profit before tax $m	Tax $m	Taxrate	Profit before tax $m	Tax $m	Taxrate

Group income statement	1,010	(260)	25.7%	540	(164)	30.4%
Adjust for:
Exceptional items	(28)	7		95	(26)
Foreign exchange gains	(35)	(3)		(10)	(4)
System Fund	(19)	3		105	-
System Fund interest	(44)	-		(16)	-
Fair value losses/(gains) on contingent purchase consideration	4	-		(8)	-
	_____	_____		_____	_____
Adjusted tax and tax rate	888	(253)	28.5%	706	(194)	27.5%

a.     The definition of Adjusted tax measures has been amended in 2023, see the 'Use of key performance measures and non-GAAP measures' section. Prior year measures have been re-represented accordingly.

Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December

	2023	2022
	$m	$m
Profit available for equity holders	750	375
Adjusting items:
System Fund and reimbursable result	(19)	105
Interest attributable to the System Fund	(44)	(16)
Operating exceptional items	(28)	95
Fair value losses/(gains) on contingent purchase consideration	4	(8)
Foreign exchange gains	(35)	(10)
Tax attributable to the System Fund	3	-
Tax on foreign exchange gains	(3)	(4)
Tax on exceptional items	7	(26)
	_____	_____
Adjusted earnings	635	511

Basic weighted average number of ordinary shares (millions)	169	181
Adjusted earnings per ordinary share (cents)	375.7	282.3

Highlights for the 12 months ended 31 December 2023 vs 31 December 2019

Reportable segments	Revenue			Operating profit

	2023	2019 Re-presentedb	%	2023	2019 Re-presentedb	%
	$m	$m	change	$m	$m	change

Per Group income statement	4,624	4,627	(0.1)	1,066	630	69.2
System Fund and reimbursables	(2,460)	(2,544)	(3.3)	(19)	49	NMa
Operating exceptional items	-	-	-	(28)	186	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	2,164	2,083	3.9	1,019	865	17.8

b.     Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.     Re-presented for the adoption of IFRS 17 'Insurance Contracts' and to combine System Fund and reimbursables (see 'New accounting standards and other presentational changes' in the Group Financial Statements).

Americas

	Revenue			Operating profita

	2023	2019	%	2023	2019	%
	$m	$m	change	$m	$m	change

Per financial statements	1,105	1,040	6.3	815	700	16.4

Reportable segments analysed as:
Fee business	957	853	12.2	787	663	18.7
Owned, leased and managed lease	148	187	(20.9)	28	37	(24.3)
	_____	_____	_____	_____	_____	_____
	1,105	1,040	6.3	815	700	16.4

a.     Before exceptional items.

EMEAA

	Revenue			Operating profita

	2023	2019	%	2023	2019	%
	$m	$m	change	$m	$m	change

Per financial statements	677	723	(6.4)	215	217	(0.9)

Reportable segments analysed as:
Fee business	354	337	5.0	214	202	5.9
Owned, leased and managed lease	323	386	(16.3)	1	15	(93.3)
	_____	_____	_____	_____	_____	_____
	677	723	(6.4)	215	217	(0.9)

a.     Before exceptional items.

Greater China

	Revenue			Operating profita

	2023	2019	%	2023	2019	%
	$m	$m	change	$m	$m	change

Per financial statements	161	135	19.3	96	73	31.5

Reportable segments analysed as:
Fee business	161	135	19.3	96	73	31.5

a.     Before exceptional items.

Fee margin reconciliation

	12 months ended 31 December 2019
	Americas	EMEAA	Greater China
Revenue $m
Reportable segments analysed as fee business (see above)	853	337	135
Significant liquidated damages	-	(11)	-
	_____	_____	_____
	853	326	135

Operating profit $m
Reportable segments analysed as fee business (see above)	663	202	73
Significant liquidated damages	-	(11)	-
	_____	_____	_____
	663	191	73

Fee margin %	77.7%	58.6%	54.1%

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2023

	2023 Year ended 31 December $m	2022 Year ended31 December Re-presented*$m

Revenue from fee business	1,672	1,434
Revenue from owned, leased and managed lease hotels	471	394
Revenue from insurance activities	21	15
System Fund and reimbursable revenues	2,460	2,049
	_____	_____
Total revenue (notes 3 and 4)	4,624	3,892

Cost of sales	(742)	(648)
System Fund and reimbursable expenses	(2,441)	(2,154)
Administrative expenses	(338)	(353)
Insurance expenses	(23)	(11)
Share of profits/(losses) of associates and joint ventures	31	(59)
Other operating income	21	29
Depreciation and amortisation	(67)	(68)
Impairment reversal/(loss) on financial assets	1	(5)
Other net impairment reversals (note 5)	-	5
	_____	_____
Operating profit (note 3)	1,066	628

Operating profit analysed as:
Operating profit before System Fund, reimbursables and exceptional items	1,019	828
System Fund and reimbursable result	19	(105)
Operating exceptional items (note 5)	28	(95)
	_____	_____
	1,066	628

Financial income	39	22
Financial expenses	(91)	(118)
Fair value (losses)/gains on contingent purchase consideration	(4)	8
	_____	_____
Profit before tax	1,010	540

Tax (note 6)	(260)	(164)
	_____	_____
Profit for the year from continuing operations	750	376
	_____	_____

Attributable to:
Equity holders of the parent	750	375
Non-controlling interest	-	1
	_____	_____
	750	376
	_____	_____

Earnings per ordinary share (note 8)
Basic	443.8¢	207.2¢
Diluted	441.2¢	206.0¢

* Re-presented for the adoption of IFRS 17 'Insurance Contracts' and to combine System Fund and reimbursables (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2023

	2023 Year ended 31 December $m	2022 Year ended 31 December Re-presented* $m

Profit for the year	750	376

Other comprehensive (loss)/income

Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, including related tax of $nil (2022: $2m credit)	(30)	35
Gains/(losses) on net investment hedges	15	(6)
Costs of hedging	-	3
Hedging losses/(gains) reclassified to financial expenses	28	(43)
Exchange (losses)/gains on retranslation of foreign operations, including related tax charge of $4m (2022: $5m credit)	(137)	187
	_____	_____
	(124)	176
Items that will not be reclassified to profit or loss:
(Losses)/gains on equity instruments classified as fair value through other comprehensive income, including related tax charge of $1m (2022: $2m credit)	(3)	1
Re-measurement (losses)/gains on defined benefit plans, including related tax of $nil (2022: $6m charge)	(2)	15

	_____	_____
	(5)	16
	_____	_____
Total other comprehensive (loss)/income for the year	(129)	192
	_____	_____
Total comprehensive income for the year	621	568
	_____	_____

Attributable to:
Equity holders of the parent	621	568
Non-controlling interest	-	-
	_____	_____
	621	568
	_____	_____

* In 2023, gains/(losses) on net investment hedges have been presented on a separate line. The 2022 amount was previously presented within 'Exchange (losses)/gains on retranslation of foreign operations'.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2023

	Year ended 31 December 2023
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	137	(2,359)	607	7	(1,608)

Total comprehensive income for the year	-	(127)	748	-	621
Repurchase of shares, including transaction costs	(3)	3	(765)	-	(765)
Purchase of own shares by employee share trusts	-	(8)	-	-	(8)
Transfer of treasury shares to employee share trusts	-	(21)	21	-	-
Release of own shares by employee share trusts	-	32	(32)	-	-
Equity-settled share-based cost	-	-	51	-	51
Tax related to share schemes	-	-	11	-	11
Equity dividends paid	-	-	(245)	(3)	(248)
Exchange adjustments	7	(7)	-	-	-
	_____	_____	_____	_____	_____
At end of the year	141	(2,487)	396	4	(1,946)
	_____	_____	_____	_____	_____

	Year ended 31 December 2022
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	154	(2,539)	904	7	(1,474)

Total comprehensive income for the year	-	178	390	-	568
Repurchase of shares, including transaction costs	(1)	1	(513)	-	(513)
Purchase of own shares by employee share trusts	-	(1)	-	-	(1)
Transfer of treasury shares to employee share trusts	-	(26)	26	-	-
Release of own shares by employee share trusts	-	12	(12)	-	-
Equity-settled share-based cost	-	-	44	-	44
Tax related to share schemes	-	-	1	-	1
Equity dividends paid	-	-	(233)	-	(233)
Exchange adjustments	(16)	16	-	-	-
	_____	_____	_____	_____	_____
At end of the year	137	(2,359)	607	7	(1,608)
	_____	_____	_____	_____	_____

* Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.
Total comprehensive income is shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2023

	2023 31 December	2022 31 December Re-presented*
	$m	$m
ASSETS
Goodwill and other intangible assets	1,099	1,144
Property, plant and equipment	153	157
Right-of-use assets	273	280
Investment in associates and joint ventures	48	36
Retirement benefit assets	3	2
Other financial assets	185	156
Derivative financial instruments	20	7
Deferred compensation plan investments	250	216
Non-current other receivables	13	3
Deferred tax assets	134	126
Contract costs	82	75
Contract assets	424	336
	______	______
Total non-current assets	2,684	2,538
	______	______
Inventories	5	4
Trade and other receivables	740	646
Current tax receivable	15	16
Other financial assets	7	-
Cash and cash equivalents	1,322	976
Contract costs	5	5
Contract assets	35	31
	______	______
Total current assets	2,129	1,678
	______	______
Total assets	4,813	4,216
	_____	_____
LIABILITIES
Loans and other borrowings	(599)	(55)
Lease liabilities	(30)	(26)
Derivative financial instruments	(25)	-
Trade and other payables	(711)	(697)
Deferred revenue	(752)	(681)
Provisions	(10)	(44)
Insurance liabilities	(12)	(9)
Current tax payable	(51)	(32)
	______	______
Total current liabilities	(2,190)	(1,544)
	______	______
Loans and other borrowings	(2,567)	(2,341)
Lease liabilities	(396)	(401)
Derivative financial instruments	-	(11)
Retirement benefit obligations	(66)	(66)
Deferred compensation plan liabilities	(250)	(216)
Trade and other payables	(75)	(81)
Deferred revenue	(1,096)	(1,043)
Provisions	(26)	(20)
Insurance liabilities	(25)	(23)
Deferred tax liabilities	(68)	(78)
	______	______
Total non-current liabilities	(4,569)	(4,280)
	______	______
Total liabilities	(6,759)	(5,824)
	_____	_____
Net liabilities	(1,946)	(1,608)
	_____	_____
EQUITY
IHG shareholders' equity	(1,950)	(1,615)
Non-controlling interest	4	7
	______	______
Total equity	(1,946)	(1,608)
	_____	_____

* Re-presented for the adoption of IFRS 17 'Insurance Contracts' (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2023

	2023 Year ended 31 December	2022 Year ended 31 December
	$m	$m

Profit for the year	750	376
Adjustments reconciling profit for the year to cash flow from operations (note 9)	469	585
	_____	_____
Cash flow from operations	1,219	961
Interest paid	(119)	(126)
Interest received	36	22
Tax paid	(243)	(211)
	_____	_____
Net cash from operating activities	893	646
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(28)	(54)
Purchase of intangible assets	(54)	(45)
Investment in associates	(3)	(1)
Investment in other financial assets	(60)	-
Lease incentives received	-	6
Disposal of property, plant and equipment	-	3
Repayments of other financial assets	8	13

	_____	_____
Net cash from investing activities	(137)	(78)
	_____	_____
Cash flow from financing activities
Repurchase of shares, including transaction costs	(790)	(482)
Purchase of own shares by employee share trusts	(8)	(1)
Dividends paid to shareholders (note 7)	(245)	(233)
Dividend paid to non-controlling interest	(3)	-
Issue of long-term bonds, including effect of currency swaps	657	-
Repayment of long-term bonds	-	(209)
Principal element of lease payments	(28)	(36)
	_____	_____
Net cash from financing activities	(417)	(961)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	339	(393)

Cash and cash equivalents, net of overdrafts, at beginning of the year	921	1,391
Exchange rate effects	18	(77)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	1,278	921
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The preliminary consolidated financial statements of InterContinental Hotels Group PLC (the 'Group' or 'IHG') for the year ended 31 December 2023 have been prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations, including the Companies Act 2006, and with International Financial Reporting Standards ('IFRSs') as issued by the IASB. The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.

The Group financial statements for the year ended 31 December 2023 were approved by the Board on 19 February 2024. The auditor, PricewaterhouseCoopers LLP, has given an unqualified report in respect of those Group financial statements with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006. The Group financial statements for the year ended 31 December 2023 will be delivered to the Registrar of Companies in due course.

Financial information for the year ended 31 December 2022 has been extracted from the Group's published financial statements for that year and re-presented for the following:

-  The adoption of IFRS 17 using the full retrospective method with the date of initial application being 1 January 2023. The adoption of IFRS 17 had no impact on operating profit, profit before or after tax, net liabilities or cash flows. The Group's current and non-current insurance reserves relating to managed hotels of $9m and $23m, respectively, (previously included within provisions) are now included in the Group statement of financial position as insurance liabilities. Insurance revenue of $15m (previously presented within revenue from fee business) and insurance expenses of $11m (previously presented within administrative expenses) are now presented separately within the Group income statement; and

-  Revenues and expenses from the System Fund are presented together with reimbursable revenue and expenses in the Group income statement for clarity of presentation, consistency with industry practice  and to reflect the fact that neither of these are reported to the Chief Operating Decision Maker (CODM) and do not generate a profit or loss for the Group over the longer term.

The auditor's report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

Going concern

A period of 18 months has been used, from 1 January 2024 to 30 June 2025, to complete the going concern assessment. In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a 'Base Case' scenario which assumes continued growth in RevPAR in 2024 and 2025 in line with market expectations. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing (impairment tests adjusted for factors specific to individual properties or portfolios) and for assessing recoverability of deferred tax assets.

The Directors have also reviewed a 'Severe Downside Case' which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/09 global financial crisis. This assumes that the performance during 2024 starts to worsen and then RevPAR decreases significantly by 17% in 2025.

A large number of the Group's principal risks would result in an impact on RevPAR, which is one of the sensitivities assessed against the headroom available in the Base Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the 18-month period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.

A one-year extension to the Group's revolving credit facility of $1,350m was exercised in 2023 and the facility now matures in 2028. The Group's key covenant requires net debt:EBITDA below 4.0x. See note 10 for additional information. In November 2023 the Group issued a six-year €600m bond. The only debt maturity in the period under consideration is the €500m October 2024 bond which is assumed to be repaid with cash on maturity.

Under the Base Case and Severe Downside Case, bank covenants are not breached and there is significant headroom to the covenants to absorb multiple additional risks and uncertainties. Additional funding is not required in the period under consideration. The Directors also reviewed a number of actions that could be taken if required to reduce discretionary spend, creating substantial additional headroom to the covenants.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required, except for a significant global event.

The leverage and interest cover covenant tests up to 30 June 2025 (the last day of the assessment period) have been considered as part of the Base Case and Severe Downside Case scenarios. Neither of these scenarios indicate that a covenant amendment would be required but, in the event that it was, the Directors believe it is reasonable to expect that such an amendment could be obtained based on experience of negotiating the waivers and amendments in 2020, however the going concern conclusion is not dependent on this expectation.  The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2025. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2.	Exchange rates
		2023		2022
		Average	Closing	Average	Closing
	$1 equivalent
	Sterling	£0.80	£0.78	£0.81	£0.83
	Euro	€0.92	€0.90	€0.95	€0.94

3.	Segmental information
	Revenue	2023	2022
			Re-presented*
		$m	$m

	Americas	1,105	1,005
	EMEAA	677	552
	Greater China	161	87
	Central	221	199
		_____	_____
	Revenue from reportable segments	2,164	1,843
	System Fund and reimbursable revenues	2,460	2,049
		_____	_____
	Total revenue	4,624	3,892
		_____	_____
         * Re-presented to combine System Fund and reimbursable revenues (see note 1).

Profit	2023	2022
	$m	$m

Americas	815	761
EMEAA	215	152
Greater China	96	23
Central	(107)	(108)
	_____	_____
Operating profit from reportable segments	1,019	828
System Fund and reimbursable result	19	(105)
Operating exceptional items (note 5)	28	(95)
	_____	_____
Operating profit	1,066	628
Net financial expenses	(52)	(96)
Fair value (losses)/gains on contingent purchase consideration	(4)	8
	_____	_____
Profit before tax	1,010	540
	_____	_____

4.	Revenue
	Year ended 31 December 2023
		Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

	Franchise and base management fees	936	253	115	-	1,304
	Incentive management fees	21	101	46	-	168
	Central revenue	-	-	-	200	200
		_____	_____	_____	_____	_____
	Revenue from fee business	957	354	161	200	1,672

	Revenue from owned, leased and managed lease hotels	148	323	-	-	471
	Revenue from insurance activities	-	-	-	21	21
		_____	_____	_____	_____	_____
		1,105	677	161	221	2,164

	System Fund revenues					1,564
	Reimbursable revenues					896
						_____
	Total revenue					4,624
						_____

Year ended 31 December 2022
	Americas	EMEAA	Greater China	Central	Group
				Re-presented*	Re-presented*
	$m	$m	$m	$m	$m

Franchise and base management fees	861	215	71	-	1,147
Incentive management fees	18	69	16	-	103
Central revenue	-	-	-	184	184
	_____	_____	_____	_____	_____
Revenue from fee business	879	284	87	184	1,434
Revenue from owned, leased and managed lease hotels	126	268	-	-	394
Revenue from insurance activities	-	-	-	15	15
	_____	_____	_____	_____	_____
	1,005	552	87	199	1,843

System Fund revenues					1,217
Reimbursable revenues					832
					_____
Total revenue					3,892
					_____

         * Re-presented for the adoption of IFRS 17 'Insurance Contracts' (see note 1).

5.	Exceptional items
		2023 $m	2022 $m
	Administrative expenses:
	Costs of ceasing operations in Russia	-	(12)
	Commercial litigation and disputes	-	(28)
		_____	_____
		-	(40)

	Share of profits/(losses) of associate	18	(60)

	Other operating income	10	-

	Other net impairment reversals/(charges):
	Management agreements - reversal	-	12
	Property, plant and equipment - charge	-	(10)
	Property, plant and equipment - reversal	-	3
	Right-of-use assets - charge	-	(2)
	Right-of-use assets - reversal	-	2
	Associates - reversal	-	2
	Contract assets - charge	-	(5)
	Contract assets - reversal	-	3
		_____	_____
		-	5
		_____	_____
	Operating exceptional items	28	(95)
		_____	_____

	Tax on exceptional items	(7)	26
		_____	_____
	Tax	(7)	26
		_____	_____

Costs of ceasing operations in Russia

On 27 June 2022, the Group announced it was in the process of ceasing all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. The costs associated with the cessation of corporate operations in Moscow and long-term management and franchise contracts were presented as exceptional due to the nature of the war in Ukraine which drove the Group's response.

Commercial litigation and disputes

From time to time, the Group is subject to legal proceedings, the ultimate outcome of each is always subject to many uncertainties inherent in litigation. The 2022 provision for commercial litigation and disputes principally related to the EMEAA region and was utilised in full in 2023 following settlement of the disputed matters.

These costs were presented as exceptional reflecting the quantum of the costs and nature of the disputes.

Share of profits/losses of associate

As part of an agreed settlement of the 2021 Americas commercial dispute in relation to the InterContinental New York Barclay associate, in 2022 the Group was allocated expenses in excess of its actual percentage share which directly reduced the Group's current interest in the associate. This resulted in $60m of additional expenses being allocated to the Group in 2022, with a current tax benefit of $15m and, applying equity accounting to this additional share of expenses, reduced the Group's investment to $nil. In addition, a liability of $18m was recognised, reflecting an unavoidable obligation to repay this amount in certain circumstances. The value of the liability is linked to the value of the hotel; increases in the property value are attributed first to the Group and are reflected as a reduction of the liability until it is reduced to $nil.

In 2023, the increase in fair value of the hotel (according to pricing opinions provided by a professional external valuer) resulted in a full reversal of the liability but no further trigger for reversal of previous impairment charges.

The gain is presented as exceptional by reason of its size, the nature of the agreement and for consistency with the associated charges in 2022 and 2021.

Other operating income

Relates to amounts receivable from the Group's insurer under its business interruption policy for certain owned, leased and managed lease hotels due to Covid-19.

The income is presented as exceptional due to its size.

Impairment reversals and charges

2022 impairment reversals related to charges recorded in 2020 and were presented as exceptional for consistency with those charges. The management agreement impairment reversal of $12m related to the Kimpton management agreement portfolio in the Americas region. Other reversals related to assets in the Americas ($2m) and EMEAA ($8m) regions.

$10m charge on property, plant and equipment and $2m impairment of right-of-use assets were recognised in relation to one hotel in the EMEAA region and arose largely as a result of cost and rent inflation. The charges were presented as exceptional due to size and the nature of inflation rates in 2022.

$5m contract asset impairment related to key money pertaining to managed and franchised hotels in Russia. The impairment was treated as exceptional for consistency with the costs of ceasing operations described above.

6.	Tax
		2023 $m	2022 $m
	Current tax	273	176
	Deferred tax	(13)	(12)
		_____	_____
	Tax charge	260	164
		_____	_____

	Further analysed as:
	UK tax	18	3
	Foreign tax	242	161
		_____	_____
		260	164
		_____	_____

The deferred tax asset has increased from $126m to $134m in the year and comprises $113m (31 December 2022: $109m) in the UK and $21m (31 December 2022: $17m) in respect of other territories.  The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.

7.	Dividends
		2023		2022
		cents per share	$m	cents per share	$m
	Paid during the year:
	Final (declared for previous year)	94.5	166	85.9	154
	Interim	48.3	79	43.9	79
		_____	_____	_____	_____
		142.8	245	129.8	233
		_____	_____	_____	_____

	The final dividend in respect of 2023 of 104.0¢ per ordinary share (amounting to $171m) is proposed for approval at the AGM on 3 May 2024.

8.	Earnings per ordinary share
		2023	2022
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	750	375
	Basic weighted average number of ordinary shares (millions)	169	181
	Basic earnings per ordinary share (cents)	443.8	207.2
		_____	_____

	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	750	375
	Diluted weighted average number of ordinary shares (millions)	170	182
	Diluted earnings per ordinary share (cents)	441.2	206.0
		_____	_____

	Diluted weighted average number of ordinary shares is calculated as:
		2023 millions	2022 millions
	Basic weighted average number of ordinary shares	169	181
	Dilutive potential ordinary shares	1	1
		______	______
		170	182
		_____	_____

9.	Reconciliation of profit for the year to cash flow from operations
		2023	2022
		$m	$m

	Profit for the year	750	376
	Adjustments for:

	Net financial expenses	52	96
	Fair value losses/(gains) on contingent purchase consideration	4	(8)
	Income tax charge	260	164

	Operating profit adjustments:
	Impairment (reversal)/loss on financial assets	(1)	5
	Other net impairment reversals	-	(5)
	Other operating exceptional items	(28)	100
	Depreciation and amortisation	67	68
		_____	_____
		38	168

	Contract assets deduction in revenue	37	32
	Share-based payments cost	36	30
	Share of profits of associates and joint ventures (before exceptional items)	(13)	(1)
		_____	_____
		60	61

	System Fund adjustments:
	Depreciation and amortisation	83	86
	Impairment loss on financial assets	-	7
	Share-based payments cost	20	16
	Share of losses of associates	3	1
		_____	_____
		106	110

	Working capital and other adjustments:
	Increase in deferred revenue	123	108
	Changes in working capital	(39)	(11)
	Other adjustments	(5)	4
		_____	_____
		79	101

	Cash flows relating to exceptional items	(29)	(43)
	Contract acquisition costs, net of repayments	(101)	(64)
		_____	_____
	Total adjustments	469	585
		_____	_____
	Cash flow from operations	1,219	961
		_____	_____

10.	Net debt
		2023	2022
		$m	$m

	Cash and cash equivalents	1,322	976
	Loans and other borrowings - current	(599)	(55)
	Loans and other borrowings - non-current	(2,567)	(2,341)
	Lease liabilities - current	(30)	(26)
	Lease liabilities - non-current	(396)	(401)
	Principal amounts payable/receivable on maturity of derivative financial instruments	(2)	(4)
		_____	_____
	Net debt*	(2,272)	(1,851)
		_____	_____
	* See 'Use of key performance measures and Non-GAAP measures'.

In the Group statement of cash flows, cash and cash equivalents is presented net of $44m bank overdrafts (31 December 2022: $55m). Cash and cash equivalents includes $56m (31 December 2022: $47m) with restrictions on use.

Revolving Credit Facility

In April 2023, the maturity date of the Group's $1,350m revolving syndicated bank facility ('RCF') was extended to April 2028. The facility was undrawn at 31 December 2023.

The RCF contains two financial covenants: interest cover (Covenant EBITDA: Covenant interest payable) and a leverage ratio (Covenant net debt: Covenant EBITDA). These are tested at half year and full year on a trailing 12-month basis.

	2023	2022

Covenant EBITDA ($m)	1,086	896
Covenant net debt ($m)	2,328	1,898
Covenant interest payable ($m)	88	109
Leverage	2.14	2.12
Interest cover	12.34	8.22

11.	Movement in net debt
		2023	2022
		$m	$m

	Net increase/(decrease) in cash and cash equivalents, net of overdrafts	339	(393)
	Add back financing cash flows in respect of other components of net debt:

	Principal element of lease payments	28	36
	(Issue)/repayment of long-term bonds	(657)	209
		_____	_____
		(629)	245
		_____	_____
	Increase in net debt arising from cash flows	(290)	(148)

	Other movements:
	Lease liabilities	(25)	(48)
	Increase in accrued interest	(2)	(1)
	Exchange and other adjustments	(104)	227
		_____	_____
		(131)	178
		_____	_____
	(Increase)/decrease in net debt	(421)	30

	Net debt at beginning of the year	(1,851)	(1,881)
		_____	_____
	Net debt at end of the year	(2,272)	(1,851)
		_____	_____

12.	Equity

In August 2022 the Board approved a $500m share buyback programme that commenced on 9 August 2022 and completed on 31 January 2023. In February 2023 the Board approved a further $750m share buyback programme which completed on 29 December 2023.

In the year ended 31 December 2023, 10.9m shares were repurchased for total consideration of $790m (including $28m transaction costs) and subsequently cancelled. Of the total consideration, $38m relates to the completion of the 2022 programme and $752m relates to the 2023 programme.

In the year ended 31 December 2022, 9.1m shares were repurchased for total consideration of $482m (including $2m transaction costs), of which 4.5m were held as treasury shares and 4.6m were cancelled. The cost of treasury shares and related transaction costs have been deducted from retained earnings.

In February 2024, the Board approved a further $800m share buyback programme. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 3 May 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	20 February 2024